

17010425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ENERGY DEVELOPMENT CORPORATION

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

Republic of the Philippines

(Jurisdiction of Subject Company's Incorporation or Organization)

PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares, par value PHP1.00 per share

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Erudito S. Recio (Assistant Vice President)

Energy Development Corporation

38th Floor, One Corporate Centre Building, Julia Vargas Corner Meralco Avenue

Ortigas Center, Pasig City 1605, Philippines

Tel: +63(2) 982 2140

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2017

(Date Commencement of Tender Offer/Rights Offering)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) A copy of the Tender Offer Report on Form 19-1 (the "Tender Offer Report") filed with the Securities and Exchange Commission of the Republic of the Philippines (the "Philippines SEC") relating to the offer by Philippines Renewable Energy Holdings Corporation to acquire the securities of Energy Development Corporation, filed with the Philippines SEC on August 3, 2017, is attached to this Form CB as Exhibit A.

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Philippines Renewable Energy Holdings Corporation is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

CHRISTOPHER LOW DIRECTOR

(Name and Title)

August 3, 2017

(Date)

EXHIBIT INDEX

Exhibit Number	Description
A.	Tender Offer Report on Philippines SEC Form 19-1 dated August 3, 2017 relating to the offer by Philippines Renewable Energy Holdings Corporation to acquire the securities of Energy Development Corporation.

Exhibit A

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 19-1

TENDER OFFER REPORT

Check the appropriate box:

[x] Initial Filing

[ ] Amendment
Amendment No. ....

Items Amended by the Filing ....

1. Exact Name of Subject Company as Specified in its Charter

ENERGY DEVELOPMENT CORPORATION

(a) Address of Principal Offices

One Corporate Centre, Julia Vargas corner Meralco Avenue, Ortigas Center, Pasig City

Postal Code: 1605

(b) SEC Identification Number 66381 (c) [ ] Industry Classification Code (SEC Use Only)

(d) BIR Tax Identification Number: 000-169-125-000

2. Name of Bidder

PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION

(a) Address of Principal Offices

Level 22, 6750 Office Tower, Ayala Avenue, Ayala Center, Barangay San Lorenzo, Makati City

Postal Code: **1223**

3. Title or Class of Securities Subject to Tender Offer

Common Shares

Item 1. Subject Company and Class of Security Subject to the Tender Offer

(a) The subject company is Energy Development Corporation (**EDC** or the **Company**), a corporation organized and existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Center, Julia Vargas corner Meralco Avenue, Ortigas Center, Pasig City, Philippines 1605.

(b) As of 31 July 2017, the Company has an authorized capital stock of Thirty Billion One Hundred Fifty Million (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of the authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up.

On 3 August 2017, Philippines Renewable Energy Holdings Corporation (the **Bidder**) entered into an Implementation Agreement (the **Agreement**) with First Gen Corporation (**First Gen**), Red Vulcan Holdings Corporation (**Red Vulcan**) and Northern Terracotta Power Corporation (**NTPC**). Red Vulcan and NTPC are wholly-owned subsidiaries of First Gen. Under the Agreement, in consideration of certain undertakings of the parties, the Bidder agreed to acquire through a public tender offer up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (representing approximately 31.7% of the outstanding voting shares of the Company) from shareholders of the Company other than Red Vulcan. The Agreement further provides that:

(i) The parties agreed that the obligation of the Bidder to purchase the Common Shares through its public tender offer will be under the condition (among other conditions that the Bidder may prescribe) that during the course of the Bidder's tender offer, at least Six Billion Six Hundred Million (6,600,000,000) Common Shares, or Common Shares representing approximately 23.5% of the total outstanding voting shares of the Company will have been:

(1) validly tendered (which means offered for sale to the Bidder) by the Company's shareholders other than Red Vulcan,
(2) eligible for or otherwise capable of being purchased by the Bidder, and
(3) accepted for purchase by the Bidder,

in each case, in accordance with the terms and conditions of the tender offer as prescribed by the Bidder (the "**Tender Threshold Condition**").

(ii) The parties agreed to carry out (or cause to be carried out) certain transactions that intend to convert the Company from a public company and a reporting issuer, into a non-public company and a non-reporting issuer.

(iii) Subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the Securities Regulation Code (**SRC**), First Gen and NTPC, which are affiliates of Red Vulcan and the Company, will participate in the Bidder's tender offer. They will offer One Billion Nine Hundred Seventy Eight Million One Hundred Nineteen Thousand Seven Hundred (1,978,119,700) Common Shares held by them to the Bidder.

A summary of the key terms of the Agreement is provided in **Exhibit G**.

Subject to the Tender Threshold Condition and the terms and conditions of the tender offer attached as **Exhibit A** hereof (collectively known as the **Tender Offer Conditions**), the Bidder is conducting a tender offer (called the **Tender Offer**) for up to (**and only up to)** Eight Billion Nine Hundred Million

(8,900,000,000) Common Shares (the **Tender Offer Shares**) held by shareholders of the Company other than Red Vulcan.

The Tender Offer is being made at the price of **₱7.25** per Common Share (the **Tender Offer Price**), which is payable to shareholders in cash or by check as hereafter provided.

The Tender Offer Price does not include selling charges which shall be for a tendering shareholder's account. After deducting customary selling charges[1] from a tendering shareholder's account, the net Tender Offer Price will be Seven Pesos and Twenty One Centavos (₱7.21). Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or their broker.

The Tender Offer gives existing shareholders of the Company the opportunity to sell their Common Shares and realize their investment, in cash, at a premium to (meaning an amount that is more than) the current trading price of the Common Shares. The Tender Offer Price of Seven Pesos and Twenty Five Centavos (₱7.25) per Common Share represents a 21.8% premium over the last closing share price on 2 August 2017 of ₱5.95, a 21.5% premium over the six-month volume weighted average price (**VWAP**) and 21.5% premium over the three-month VWAP of the Company's Common Shares.

The Bidder has engaged Punongbayan & Araullo, an independent financial advisor and an affiliate of Grant Thornton (the **IFA**), to give a fairness opinion on EDC (this is called the **Fairness Opinion Report**). The IFA was of the opinion that the range of values of the Company's Common Shares that is fair from a financial point of view is ₱5.97 per share to ₱7.11 per share as of 31 March 2017. The Tender Offer Price is above the range provided by the IFA. A copy of the Fairness Opinion Report is attached in **Exhibit F**.

The Tender Offer will start at 9:00 am on 10 August 2017 and end at 12:00 pm on 18 September 2017 (this is called the **Tender Offer Period**). The Bidder can extend the Tender Offer Period with prior approval from the Securities and Exchange Commission (**SEC**).

Tendering shareholders who hold stock certificates and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent for authentication by the Stock Transfer Agent, (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated below.

Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) should instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent, and instruct their Participating Broker to electronically transfer their shares to the

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[1] The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of value of the transaction
Stock transaction tax	0.500%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC Fees	0.005%
PSE transaction fees	0.005%

Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 pm on 18 September 2017 in order to participate in the Tender Offer.

All the tendered and accepted Tender Offer Shares will be purchased by the Bidder via a block sale through the facilities of the Philippine Stock Exchange, Inc. (**PSE**), subject to the approval of the PSE, on or around 29 September 2017 (this is called the **Cross Date**), unless the Tender Offer Period is extended with the prior approval of the SEC. In this case, the block sale for the Tender Offer Shares (subject to approval of the PSE) will be on or around the ninth trading day after the end of the extended Tender Offer Period.

The maximum total purchase price for the Tender Offer Shares that the Bidder could pay under the Tender Offer is approximately Sixty Four Billion Five Hundred Twenty Five Million Pesos (₱64,525,000,000.00). J.P. Morgan Securities (Asia Pacific) Limited has confirmed that the Bidder has sufficient funds, including cash, available to satisfy payment of the Tender Offer Shares that may be offered under the Tender Offer. A document confirming this is attached as **Exhibit C**.

(c) The Common Shares are presently listed and traded on the Main Board of the PSE under the symbol "EDC". The high and low transacted prices of the Common Shares for each quarterly period during the past two years are as follows:

		Closing Price Per Common Share (in ₱)	
		High	**Low**
2017	1st quarter	6.12	5.08
	2nd quarter	6.15	5.85
2016	1st quarter	6.34	5.15
	2nd quarter	5.98	5.20
	3rd quarter	6.09	5.50
	4th quarter	5.98	4.90
2015	1st quarter	8.96	8.19
	2nd quarter	8.38	7.23
	3rd quarter	7.70	5.20
	4th quarter	7.00	5.65

Disclaimer for US Holders

The Tender Offer is made for the securities of a non-U.S. company. The Tender Offer is subject to the disclosure and procedural requirements of the Philippines, which are different from those of the United States (the "U.S."). Financial statements and financial information (if any) included herein are prepared in accordance with Philippines accounting standards that may not be comparable to the financial statements or financial information of the U.S. companies. The Tender Offer Report is available at (a) the Company's Disclosure Section at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph); (b) the principal office of the Company at Energy Development Corporation, One Corporate Center, Julia Vargas corner Meralco Avenue, Ortigas Center, Pasig City 1605, Philippines; (c) the principal office of the Bidder at Philippines Renewable Energy Holdings Corporation, Level 22 6750 Office Tower, Ayala Avenue, Ayala Center, Barangay San Lorenzo, Makati City 1223, Philippines; and (d) Office of the Tender Offer Agent at BDO Securities Corporation, 20th Floor, South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City (Contact Persons: Ms. Edna Odulio, Tel. No. +63 (2) 840-7000 local 34560, Ms. Abigail Britos, Tel. No. +63 (2) 840-7000 local 32583, and Mr. Donald Buensuceso, Tel. No. +63 (2) 840-7000 local 33667). Philippines Renewable Energy Holdings Corporation (the "Bidder" or the "Offeror"), a subsidiary of Philippines Energy Markets B.V., will disseminate the Tender Offer Report (with the terms and conditions thereof) as required by applicable law, and the shareholders of Energy Development Corporation should review the Tender Offer Report and all other Tender Offer documents carefully.

Philippines Energy Markets B.V., the Offeror and any of their subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of Philippines Energy Markets B.V. or the Offeror may, subject to applicable Philippines or Dutch securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, Energy Development Corporation's shares from shareholders of Energy Development Corporation who are willing to sell their Energy Development Corporation shares outside the Tender Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of Energy Development Corporation shares in the Philippines through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in the Philippines.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since Energy Development Corporation is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

The receipt of cash and stock consideration in the Tender Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Tender Offer.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Tender Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended.

Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c) passed upon the adequacy or accuracy of the disclosure in the pre-announcement. Any representation to the contrary is a criminal offense in the U.S.

Item 2. Identity and Background

The Bidder, Philippines Renewable Energy Holdings Corporation, was incorporated in the Republic of the Philippines and registered with the SEC on 27 July 2017, and maintains its registered office address and principal place of business at Level 22, 6750 Office Tower, Ayala Avenue, Ayala Center, Barangay San Lorenzo, Makati City 1223, Philippines. The Bidder was incorporated primarily as a holding company, and for the primary purpose of subscribing for, holding, assigning or otherwise disposing of property, including shares of stock, notes, and other securities of any corporation, to receive and dispose of the interest, dividends and income arising from such property, and to exercise all the rights, powers and privileges of ownership, including voting powers, without, however, engaging in business as an investment company under the Investment Company Act or a finance company or as a dealer in securities or stocks, and only to hold the foregoing assets for purely investment purposes, and to aid in any other manner, any corporation, any share of stock or other security which are held by the Bidder or in which it shall have interest, and to do any act designed to protect, preserve, improve or enhance the value of the property at any time held or controlled by the Bidder.

As of 31 July 2017, the Bidder has an authorized capital stock of Seventy Two Million Three Hundred Forty-Three Thousand Pesos (₱72,343,000) divided into Seven Hundred Twenty Three Thousand Four Hundred Thirty (723,430) common shares, with a par value of One Peso (₱1.00) per share, and Seventy One million Six Hundred Nineteen Thousand Five Hundred Seventy (71,619,570) redeemable preferred shares with a par value of one Peso (₱1.00) per share, of which One Hundred Eighty Thousand Eight Hundred Fifty Seven (180,857) common shares and Seventeen Million Nine Hundred Four Thousand Eight Hundred Ninety Three (17,904,893) redeemable preferred shares, respectively, are outstanding and fully paid-up. As of 31 July 2017, all of the Bidder's outstanding common shares and redeemable preferred shares (except qualifying common shares issued to its directors and individual incorporators), are owned and held by Philippines Energy Markets B.V. (**PEMB** or the **Parent**), a company organized under the laws of the Netherlands.

On or before the Cross-Date, subject to, among others, the satisfaction of the terms and conditions of the Tender Offer (including the Tender Threshold Condition), the Parent will subscribe to such amount of common shares and/or redeemable preferred shares of the Bidder at a subscription price as shall be sufficient to enable the Bidder to pay the aggregate Tender Offer Price due and payable on the aggregate tendered and accepted Tender Offer Shares. Where necessary, the Bidder will (subject to prior SEC approval) increase its authorized capital stock to accommodate such additional subscriptions and to create and issue new or additional common shares and/or redeemable preferred shares as may be warranted.

(a) Persons Controlling the Bidder

The Bidder is a wholly-owned subsidiary of the Parent. The Parent is a company organized and existing under the laws of the Netherlands and with a principal place of business at Amstelveenseweg 760, Third Floor, 1081JK Amsterdam.

On or following the closing or completion of the Tender Offer, the Parent will be owned and held by a consortium of investors comprising (i) funds managed by Macquarie Infrastructure Management (Asia) Pty Limited, Singapore Branch (**MIMAL**), which is a member of Macquarie Infrastructure and Real Assets (**MIRA**), and (ii) Arran Investment Pte Ltd (**Arran**), which is an affiliate of GIC Pte Ltd. (**GIC**), by up to 60%, and 40%, respectively.

About MIRA

MIRA is the world's largest infrastructure asset manager with growing portfolios in real estate, agriculture and energy. It has been investing in and managing infrastructure for more than 20 years. MIRA has dedicated regional teams of operational and financial experts, with a focus on the enduring success of its portfolio companies and the communities they serve.

MIRA has a long-term approach to building sustainable value throughout the investment cycle. As of 31 March 2017, MIRA manages $A154 billion ($US118 billion) across 135 businesses located in 27 countries, which deliver essential services to approximately 100 million people on a daily basis. Today, MIRA manages 6.5GW of renewable energy[2] assets.

MIRA also manages Philippine Investment Alliance for Infrastructure, a Philippines-focused fund established in July 2012. The fund has committed approximately $US500 million across six infrastructure investments in the Philippines between 2012 and 2015.

For more information on MIRA, please refer to http://www.mirafunds.com.

About GIC

GIC is a leading global investment firm with well over $US100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore's foreign reserves. With its disciplined long-term value approach, GIC is uniquely positioned to invest in both the public and private markets, including equities, fixed income, real estate, private equity and infrastructure. In infrastructure, GIC's primary strategy is to invest directly in operating infrastructure assets with a high degree of cash flow visibility and which provide a hedge against inflation. GIC has a strong track record of infrastructure investments in the emerging markets, and has a direct portfolio of over 5GW in renewable energy assets globally. Notable among these is GIC's investment in Greenko, a market leading renewable energy independent power producer in India with over 2GW of installed capacity.

For more information on GIC, please refer to www.gic.com.sg.

(b) Members of the Board of Directors of the Bidder and the Person Controlling the Bidder

(i) The members of the board of directors of the Bidder are as follows:

Name	Citizenship	Position	Business Address
Michael Rodriguez	Filipino	Director, Chairman of the Board of Directors and President	Level 22, 6750 Office Tower, Ayala Avenue, Makati City, 1226 Philippines
Rosemary Hannah	Australian	Director	Level 31, Tower 1, The Enterprise Center, 6766 Ayala Avenue corner Paseo de Roxas, Makati City, 1226 Philippines
Verena Lim	Australian	Director	10 Marina Boulevard #17-01 Tower 2, Marina Bay Financial Centre, Singapore 018983
Christopher Low Eu Sun	Malaysian	Director	10 Marina Boulevard #17-01 Tower 2, Marina Bay Financial Centre, Singapore 018983
Timothy Joseph M. Mendoza	Filipino	Director and Corporate Secretary	Penthouse, Liberty Center, 104 H.V. Dela Costa Street, Salcedo Village, Makati City 1227, Metro Manila, Philippines

[2] As at 31 March 2017

(ii) The members of the board of directors of the Parent are as follows:

Name	Citizenship	Position	Business Address
My Le Trinh	Dutch	Director A	Amstelveenseweg 760-3rd floor, 1081 JK Amsterdam, the Netherlands
Ka-lok Fung	Dutch	Director A	Amstelveenseweg 760-3rd floor, 1081 JK Amsterdam, the Netherlands
Christopher Low Eu Sun	Malaysian	Director B	10 Marina Boulevard #17-01 Tower 2, Marina Bay Financial Centre, Singapore 018983
Verena Lim	Australian	Director B	10 Marina Boulevard #17-01 Tower 2, Marina Bay Financial Centre, Singapore 018983

(iii) MIMAL is the Singapore branch of Macquarie Infrastructure Management (Asia) Pty Limited, the directors of which are as follows:

Name	Citizenship	Position	Business Address
Albert Boudewijn ter Kuile	Dutch and Australian	Director	Level 7, 50 Martin Place, Sydney, NSW 2000, Australia
David Simon Luboff	Australian	Director	10 Marina Boulevard #17-01 Tower 2, Marina Bay Financial Centre, Singapore 018983
Daniel Matthew Walmsley	Australian	Director	Level 7, 50 Martin Place Sydney, NSW 2000, Australia

(c) Key Officers of the Bidder

The key officers of the Bidder are as follows:

Name	Citizenship	Position	Business Address
Michael Rodriguez	Filipino	Chairman of the Board of Directors and President	Level 22, 6750 Office Tower, Ayala Avenue, Makati City, 1226 Philippines
Trishia Simeon	Filipino	Treasurer	Level 22, 6750 Office Tower, Ayala Avenue, Makati City, 1226 Philippines
Timothy Joseph M. Mendoza	Filipino	Corporate Secretary	Penthouse, Liberty Center, 104 H.V. Dela Costa Street, Salcedo Village, Makati City, 1227, Metro Manila, Philippines

(d) Involvement in Legal Proceedings

(i) During the last five (5) years, neither the Bidder nor the Parent has been convicted in a criminal proceeding.

(ii) Neither the Bidder nor the Parent is currently involved, and in the past five (5) years have not been involved, in any criminal or civil proceedings before any judicial or administrative body of competent jurisdiction, domestic or foreign, where as a result of such proceedings, the Bidder or the Parent is or was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

(iii) To the best of the Bidder's knowledge, the current members of the board of directors and key officers of the Bidder are not presently involved, and during the past five (5) years have not been involved, in criminal, bankruptcy or insolvency investigations or proceedings. To the best of the Bidder's knowledge, these people have not been convicted by any final judgment of any offense punishable by the laws of its home country, of the Republic of the Philippines or of the laws of any other nation or country.

(iv) To the best of the Bidder's knowledge, the current members of the board of directors and key officers of the Bidder are not currently involved, and during the past five (5) years have not been involved, in a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding were or are subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Bidder

(a) Purpose

The Bidder is undertaking the Tender Offer as a strategic initiative to acquire a significant economic interest in the Company. This includes the direct shareholdings held by First Gen and NTPC, which collectively amounts to 10.6% of the outstanding Common Shares in the Company. Subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the SRC, First Gen and NTPC have both agreed to tender their direct shareholdings in the Company as part of the Tender Offer.

Once the Tender Offer is completed, Red Vulcan, a subsidiary of First Gen, will continue to hold the controlling interest in the Company. Even assuming that all the Tender Offer Shares shall have been tendered to and accepted for purchase by the Bidder pursuant to the Tender Offer, Red Vulcan will continue to own and hold 60.0% of the outstanding voting shares of the Company, as well as the right to appoint the majority of the board of directors of the Company.

An opportunity for shareholders to realize their investment at a significant premium to the current share price

The Tender Offer provides an opportunity for existing common shareholders to realize their investment in cash at a significant premium of 21.8% over the last closing share price of ₱5.95. The Tender Offer Price of Seven Pesos and Twenty Five Centavos (₱7.25) per Common Share represents a 21.5% premium over the six-month VWAP and 21.5% premium over the three-month VWAP of the Company's Common Shares.

The IFA was of the opinion that the range of values of the Company's Common Shares that is fair from a financial point of view is ₱5.97 per share to ₱7.11 per share as of 31 March 2017. The Tender Offer Price is above the range provided by the IFA.

Support the long-term growth of the Company

The Bidder notes that the population of the Philippines is expected to grow to 142 million by 2045 (from 101 million in 2015)[3]. Within this context, the urbanization rate in the Philippines and in Asia generally are increasing at a faster rate than other regions globally. The combination of the rising population and increased urbanization in the Philippines are expected to require infrastructure investment to ensure adequate provision of essential services such as power. In addition, the middle class population in the Philippines is expected to increase which is likely to result in increasingly affluent consumers having higher expectation for, and the capability to pay for, higher quality basic infrastructure such as uninterrupted access to power in a form that minimizes the impact on the environment. These positive demographic and market fundamentals present a significant and attractive opportunity to invest in the Philippines and in the energy market.

However, in the near future there are expected to be challenging supply and demand dynamics in the Philippine energy market. For the Company to keep competing and growing in this environment, the Bidder's expertise and access to capital can support First Gen in strengthening the Company's position as a competitively priced base load power supplier in the Philippines. This will be done by looking at investing in new technologies to improve efficiency and reliability, along with various other initiatives.

In addition, the Bidder is well positioned to work with First Gen to support the Company in its aim to expand and diversify its existing portfolio by:

(i) improving the economic viability of new projects by making them efficient and reducing the upfront capital costs. This is especially relevant where the Company has existing concessions and more resource capacity than it needs (e.g. BacMan and Mt. Apo)

(ii) if market conditions permit, pursuing new developments and acquisitions in geothermal (regionally), and wind, solar and hydro in the Philippines

Subject to normal business considerations, to carry out this strategy it may be necessary to:

(i) re-invest a greater proportion of earnings into the business

(ii) increase the leverage of the Company to optimize its capital structure and fund future growth.

The Bidder and First Gen expect to pursue all funding options in support of the Company's strategy.

Long-term strategic partnership between the Bidder and the Lopez Group

The Company is majority owned and controlled by the Lopez Group (through First Gen or its wholly-owned subsidiary Red Vulcan), which has significant experience in the power and utilities and energy infrastructure sectors, as well as strong exposure across diverse industries in the Philippines. A strategic partnership will bring together the Bidder's extensive global infrastructure expertise with the Lopez Group's significant experience in the power, utilities and energy infrastructure sectors.

The Tender Offer provides First Gen with an opportunity to realize part of its investment in the Company. After the Tender Offer is completed, First Gen will maintain day to day control of the Company as it will retain at least a 60.0% voting stake in the Company through its subsidiary Red Vulcan. This means that the Company will continue to benefit from First Gen's experience in the Philippine power market, while accessing a new source of global expertise and capital to support its future growth.

[3] Source: Philippines Statistics Authority

Potential delisting of the Company in the future

To minimize disruption to the Company's existing operations and enable the Bidder and tendering shareholders to finalize the transaction efficiently, the Bidder is offering to acquire up to (and only up to) the Tender Offer Shares. After the Tender Offer is completed, the public float of the Company will be in excess of 10%, which is more than the minimum public float needed for a Company to stay publicly listed on the PSE. If this takes place, the Company will continue to be a listed entity on the PSE and will still be subject to the reporting obligations and rules of the PSE. The SEC has, however, announced a proposal to increase the public float requirement from 10% to 15% (by the end of 2018) and 20% (by the end of 2020). There are currently no proposals to increase the Company's public float after the Tender Offer.

As discussed previously in this document, the Bidder and First Gen have plans to pursue a corporate strategy for the Company which will require greater flexibility over factors like its dividend policy (for example enabling it to reinvest a greater proportion of retained earnings into the business) and leverage. Therefore, it is the Bidder and First Gen's intention to eventually delist or undertake the necessary actions that will lead to delisting the Company from the PSE. In the event that the Company delists from the PSE, it will not be required to comply with the disclosure requirements and applicable rules of the PSE.

While there is a firm intention to delist the Company voluntarily, the specific terms and procedures for delisting will be agreed at a later stage.

The Bidder and First Gen intend for the Company to undertake a buyback program and, where permissible, potentially undertake a de-listing tender offer (that is, a tender offer in preparation for de-listing) at a later date. While the de-listing tender offer will be carried out in accordance with applicable SEC and PSE rules, any such tender offer and/or the terms and conditions thereof may be subject to market conditions at that time and there is no certainty over the timing and terms.

If the Company is delisted, its shares will no longer be traded on the PSE, which could affect investors' ability to liquidate their investment. Also, any capital gains generated by an investor from any sale or transfer of their Common Shares will be subject to the following taxes:

(i) usual capital gains taxes at the rate of 5% where the net gain realized does not exceed ₱100,000.00 and at the rate of 10% on any amount over ₱ 100,000.00
(ii) documentary stamp tax at the rate of ₱0.75 on each ₱200.00 of the par value of the shares of stock sold or transferred

The above taxes are substantially higher than the stock transaction tax (at the rate of 0.5% of the gross selling price or gross value in cash of the shares) applicable for selling shares through the facilities of the PSE.

In line with the Bidder's long-term investment strategy and expertise

The Bidder's proposed investment in the Company would be a strategic investment that fits its long-term regional strategy and its expertise in the sector.

The Bidder

The Bidder consortium (that is, MIRA and Arran, which will own 60% and 40% of the Parent, respectively) is composed of two experienced, long-term global infrastructure investors, which both have considerable experience investing in the renewable energy sector. Both MIRA and GIC have successful track records of investing and managing infrastructure investments globally and in Asia. For example, the Philippines-focused fund managed by MIRA was established in July 2012 and has committed approximately $US500 million across six assets between 2012 and 2015.

MIRA and GIC are committed to the renewable energy sector, owning and operating a combined installed capacity of over 11GW globally. They also have a strong history of forming strategic partnerships with asset owners to ensure the companies they invest in continue to operate effectively.

The Company

The Company is the Philippines' premier diversified renewable energy company. It is also the largest vertically integrated geothermal company globally. The Company is majority owned and controlled by the Lopez Group, which has significant experience in the power and utilities and energy infrastructure sectors, as well as strong exposure across diverse industries in the Philippines.

After the Tender Offer is completed, as a significant shareholder in the Company, the Bidder intends to implement strategic initiatives and/or operational changes and improvements to the Company. In doing this the Bidder will draw upon the knowledge and experience gained through its investment track record and global network, in addition to forming a long-term strategic partnership with the Lopez Group.

(b) Plans and Proposals of the Bidder

(i) Appointment of New Directors

Subject to the execution of mutually acceptable shareholder agreements between Red Vulcan, the Bidder, and the Company, at or soon after the closing of the Tender Offer (which assumes that the Tender Offer has been completed and all of the Tender Offer Conditions, including in particular the Tender Threshold Condition, have been satisfied or waived by the Bidder), the Bidder proposes to make certain changes to the membership of its board of directors and the membership of certain board committees of the Company.

These changes will be in proportion to the aggregate voting interest held or to be held by the Bidder after the Tender Offer is completed. Assuming the Bidder acquires all of the Tender Offer Shares, the Bidder will hold a total of Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, representing approximately 31.7% of the Company's outstanding voting shares.

Messrs. Benjamin Ian Way, Francis Pui-Cheun Kwok and David Simon Luboff are expected to replace the corresponding incumbent directors of the Company as nominees of the Bidder, to serve the remainder of the unexpired term of the relevant directors.

None of the Company's present independent directors will resign notwithstanding the completion of the Tender Offer. Likewise, as the Company will remain a public company and a reporting issuer following the completion of the Tender Offer, the Company will continue to comply with the requirement to maintain at least two (2) (or at least 20% of total membership) independent directors under the SRC.

Mr. David Simon Luboff, if elected or appointed to the board of directors of the Company, is likewise expected to be nominated and appointed as a member of the Company's Audit and Governance Committee, Nomination and Compensation Committee, Related Party Transactions Committee, Risk Management Committee, Corporate Social Responsibility Committee, and Operations Committee.

(ii) Listed Status of the Company and Reportorial Requirements

As the Tender Offer Shares (assuming the Bidder acquires all of the Common Shares tendered following the Tender) will represent only (47.50%) of the total outstanding Common Shares, the public ownership of the Company is not expected to fall below the minimum public float level of 10%, as required by the PSE. As such, the Company is expected to continue to maintain its status as a listed entity on the PSE and will still be subject to the reporting obligations and applicable rules of the PSE.

However, the Bidder intends to work with Red Vulcan and the Company to carry out (or cause to be carried out) certain transactions with the aim of converting the Company from a public company and a reporting issuer, into a non-public company and a non-reporting issuer. Under the Agreement, to the fullest extent that is allowed under Philippine law and the rules of the PSE, the parties have agreed to cause the Company to undertake:

(1) certain corporate actions that intend to rationalize the total number of shareholders of and shareholdings in the Company to a level where voluntary delisting and/or voluntary de-registration of the Company and the Common Shares, as applicable, would be allowed under applicable law and regulations (including the regulations of the PSE); and

(2) the voluntary delisting and the voluntary de-registration of the Common Shares from or with the PSE and the SEC, respectively.

Once the Company is delisted from the PSE, the Common Shares will no longer be traded on the PSE. As a result of this, the liquidity of the Common Shares may be affected and this will impact an investor's ability to sell their Common Shares. Also, any capital gains generated by an investor from the sale or transfer of their Common Shares after delisting will be subject to the usual capital gains taxes and documentary stamp tax, instead of the stock transaction tax that applies to sales of shares transacted through the PSE. Likewise, upon delisting, the Company will cease to have reporting obligations to the PSE.

If the Company ceases to be a public company or a reporting company as a result of the Tender Offer and/or the transactions considered under the Agreement (including, where permissible, the de-registration of the Common Shares with the SEC), the Company can take the necessary and proper steps to terminate its reporting obligations under the regulations or rules of the SEC.

(iii) Dividend Policy and Leverage

To pursue a growth strategy through the Company, the Bidder and Red Vulcan may carry out a revised dividend policy to re-invest a greater proportion of retained earnings into the business in the future. The leverage position may also increase to optimize capital structure and fund future growth.

(iv) Changes to the Company's Operations and Management

Unless it is disclosed otherwise in this document and except as may otherwise be required as part of ordinary business considerations, the Bidder does not intend to cause any significant changes to the Company's current operations, structure or management.

(v) As of this date and unless it is disclosed otherwise in this document, the Bidder has no plans or proposals that relate to or would result in:

(1) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(2) any material change in the current dividend rate, policy, indebtedness or capitalization of the Company; or

(3) any material change in the Company's corporate structure or business.

Item 4. Interest in Securities of the Issuer

(a) The Tender Offer Shares amount to Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, representing approximately 31.7% of the Company's outstanding voting shares.

Assuming all of the Tender Offer Shares are validly tendered, eligible for acceptance and accepted by the Bidder in line with the Tender Offer Terms, when the Tender Offer is closed and completed, the Bidder will own and hold a total of Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, representing approximately 31.7% of the Company's outstanding voting shares.

(b) Except for the execution of the Agreement and conduct of this Tender Offer, to the best of its knowledge, the Bidder is not aware of any material transaction regarding any of the shares of stock of the Company (including the Common Shares) during the past sixty (60) days, by any of the directors or officers of the Bidder and/or the Parent.

Item 5. Contracts, Arrangements, Understandings or Relationships regarding Securities of the Issuer

Among other conditions, the obligation of the Bidder to purchase the Tender Offer Shares pursuant to the Tender Offer is subject to the agreement on the terms of, and the execution and delivery of agreements governing, as at the date of closing or completion of the Tender Offer, among the Bidder, Red Vulcan, and the Company, mutually acceptable shareholder voting and governance arrangements that will, among others, provide for minority protection mechanisms such as anti-dilution and limited reserved voting rights in relation to corporate actions affecting the Company and will govern the relationships between the Bidder and Red Vulcan, as minority and majority shareholders of the Company, respectively, and the relationship among the Bidder, Red Vulcan and the Company.

As of this date, the Bidder, Red Vulcan and/or the Company have not entered into, executed or delivered any of the agreements mentioned above.

Other than what is disclosed in this document, there are no definitive contracts, arrangements, understandings or relationships between the Bidder and any person regarding any securities of the Company. This includes, but is not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 6. Materials to be filed as Exhibits

(a) Tender Offer Materials

Exhibit A	-	Terms and Conditions of the Tender Offer
Exhibit B	-	Application to Tender Shares of the Company, which includes the following attachments: Attachment 1: Terms and Conditions of the Tender Offer Attachment 2: Form of Irrevocable Power of Attorney Attachment 3: Form of Secretary's Certificate Attachment 4: Form of Affidavit of Loss Attachment 5: Transfer of Shares from Deceased Stockholders Attachment 6: Instruction to Brokers/Letter to Tender Offer Agent Attachment 7: Partnership Resolution Attachment 8: Specimen Signature Cards
Exhibit C	-	Confirmation from Financial Adviser that resources available to the Bidder are sufficient to satisfy full acceptance of the Tender Offer
Exhibit D	-	Announcement of Intention to Make a Tender Offer to Shareholders of the Company
Exhibit E	-	Notice to the Shareholders of the Company (in re: Filing of a Tender Offer Report)
Exhibit F	-	Fairness Opinion of Punongbayan & Araullo

(b) Contracts and Agreements

Exhibit G	-	Summary of Key Terms of the Agreement

(c) List of the Company's Shareholders

Exhibit H	-	List of the Company's Top 100 Shareholders as of 30 June 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in Makati City, Philippines, on 3 August 2017.

PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION



By: ....
(Signature)

MICHAEL T. RODRIGUEZ / DIRECTOR
....
(Name/Title)

EXHIBIT "A" to the Tender Offer Report /
Attachment 1 to EXHIBIT "B" (Application to Tender Shares)

TERMS AND CONDITIONS OF THE TENDER OFFER

1	**Bidder**	:	**Philippines Renewable Energy Holdings Corporation** (the **Bidder**) The Bidder was incorporated in the Republic of the Philippines and registered with the Securities and Exchange Commission (SEC) on 27 July 2017. It maintains its registered office address and principal place of business at Level 22, 6750 Office Tower, Ayala Avenue, Ayala Center, Barangay San Lorenzo, Makati City 1223, Philippines. The Bidder was incorporated primarily as a holding company, and for the primary purpose of subscribing for, holding, assigning or otherwise disposing of property, including shares of stock, notes, and other securities of any corporation, to receive and dispose of the interest, dividends and income arising from such property, and to exercise all the rights, powers and privileges of ownership, including voting powers, without, however, engaging in business as an investment company under the Investment Company Act or a finance company or as a dealer in securities or stocks, and only to hold the foregoing assets for purely investment purposes, and to aid in any other manner, any corporation, any share of stock or other security which are held by the Bidder or in which it shall have interest, and to do any act designed to protect, preserve, improve or enhance the value of the property at any time held or controlled by the Bidder.
2	**Subject Company**	:	Energy Development Corporation (**EDC** or the **Company**), a corporation organized and duly existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Center, Julia Vargas corner Meralco Avenue, Ortigas Center, Pasig City 1605, Philippines.
3	**Tender Offer**	:	As of 31 July 2017, the Company has an authorized capital stock of Thirty Billion One Hundred Fifty Million (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of such authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up. On 3 August 2017, the Bidder entered into an Implementation Agreement (the **Agreement**) with Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), and Northern Terracotta Power Corporation (**NTPC**), pursuant to which the Bidder agreed, in consideration of certain undertakings by the parties, to acquire, through a public tender offer, up to **(and only up to)** Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (representing approximately 31.7% of the outstanding voting shares of the Company from shareholders of the Company other than

			Red Vulcan. Pursuant to the Agreement and subject to the terms and conditions of the Tender Offer as set forth herein, including those specifically listed in Section 14 of this Exhibit A to the Tender Offer Report, the Bidder is conducting a tender offer (the **Tender Offer**) for and offering to acquire the Tender Offer Shares (as defined herein) at the Tender Offer Price (as defined herein). Copies of the Tender Offer Report (**SEC Form 19-1**, including any and all of its annexes, exhibits, and schedules), are available at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph), company disclosures section for EDC. Any shareholder who wishes to secure a copy of the Tender Offer Report may likewise do so at the office of the Tender Offer Agent.
4	**Tender Offer Shares**	:	Up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (the **Tender Offer Shares**), representing approximately 31.7% of the outstanding voting shares of the Company, owned and held by shareholders of the Company other than Red Vulcan.
5	**Tender Offer Price**	:	The consideration for the Tender Offer Shares shall be Seven Pesos and Twenty Five Centavos (₱7.25) per share (the **Tender Offer Price**), payable in cash or by check as hereafter provided. After deducting customary selling charges, which shall be for a tendering shareholder's account, the net Tender Offer Price shall be Seven Pesos and Twenty One Centavos (₱7.21) per share. The customary selling charges that will be deducted by the Bidder do not include any selling broker's commission payable by a tendering shareholder and its/his/her broker, and the taxes thereon, which shall likewise be for a tendering shareholder's account. The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:
6	**Entitlement**	:	Shareholders of the Company other than Red Vulcan owning outstanding Common Shares shall be entitled to tender their Common Shares during the Tender Offer Period (such Common Shares tendered being hereafter referred to as the **Tendered Shares**). Under the Agreement, subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the SRC, First Gen and NTPC are entitled to and will participate in the Tender Offer and, for this purpose, tender a total of One Billion Nine Hundred Seventy Eight Million One Hundred Nineteen Thousand Seven Hundred (1,978,119,700)

(Fee table within item 5:)

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.500%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC fees	0.005%
PSE transaction fees	0.005%

			Common Shares held by them.
7	**Tender Offer Period**	:	The Tender Offer will commence at 9:00 am on 10 August 2017 and end at 12:00 pm of 18 September 2017 (the **Tender Offer Period**), during which any tendering shareholder of the Company may offer all or a portion of their Common Shares in the Company for acceptance by and sale to the Bidder in accordance with, and subject to the terms and conditions of, the Tender Offer. Without prejudice to the right of the Bidder (subject to prior approval by the SEC) to extend the Tender Offer Period, should any of the business days during the period from 10 August 2017, the commencement of the Tender Offer Period and 29 September 2017, the Cross Date, inclusive, be officially declared a non-working holiday after the filing of the Tender Offer Report on 3 August 2017, the period shall be extended by the number of business days corresponding to those which were declared as non-working holidays. For purposes hereof, a "business day" shall mean any day other than a Saturday, Sunday, or holiday on which banks are required to be open for business in Makati City, Philippines. The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.
8	**Cross Date**	:	The Tendered Shares accepted for purchase by the Bidder in accordance with the Tender Offer Conditions (and subject to the Scale Back Mechanism, as defined in Section 16 hereof) are intended to be sold to and purchased by the Bidder by way of block sale through the facilities of the Philippine Stock Exchange (**PSE**) on 29 September 2017 (the **Cross Date**).
9	**Tender Offer Agent and Paying Agent**	:	**BDO Securities Corporation** Address: **20th Floor, South Tower, BDO Corporate Center** **7899 Makati Avenue, Makati City** Tel No.: **+632 840-7000** Fax No.: **+632 878-4156** Contact Person: **Stanley Ang** Email: **Ang.Stanley@bdo.com.ph** For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation: **Ms. Edna Odulio,** **Tel. No. +63 (2) 840-7000 local 34560** **Mr. Donald Buensuceso,** **Tel. No. +63 (2) 840-7000 local 33667** **Ms. Abigail Britos,** **Tel. No. +63 (2) 840-7000 local 32583**
10	**Buyer Agent**	:	**Macquarie Capital Securities (Philippines) Inc.** Address: **Level 22, 6750 Office Tower** **Ayala Avenue, Makati City 1226, Philippines** Tel No.: **+63 2 857 0861** Fax No.: **+63 2 857 0911** Contact Person: **Paulo Rojas** Email: **Paulo.Rojas@macquarie.com**
11	**Company's Stock**		**Securities Transfer Services, Inc.**

	Transfer Agent		Address: **G/F Benpres Building** **Exchange Road cor. Meralco Ave.** **Ortigas Center Pasig City** Tel No.: **+632 490 0060** Fax No:: **+ 632 631 7148** Contact Person: **Aaron Tirona** Email: **stsi@stsi.ph**
12	**Tender Offer Process**	:	*For Certificated or Scrip Shareholders* Tendering shareholders who hold stock certificates and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent at its office as stated herein for authentication by the Stock Transfer Agent, and (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated herein. *For Non-Certificated or Scripless Shareholders* Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent at its address as stated above and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 pm of 18 September 2017. A Participating Broker is required to comply with the Instructions to Brokers attached to the Application as Attachment 6 thereof. The terms of the Application and the Instructions to Brokers shall form integral parts of the Tender Offer Conditions. Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder or the Tender Offer Agent reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder or the Tender Offer Agent to determine from any tendering shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.
13	**Closing Date (End of Tender Offer Period)**	:	12:00 pm of 18 September 2017 The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.
14	**Conditions**	:	The acceptance of Tender Offer Shares by the Bidder is subject to the fulfillment (or waiver, in the Bidder's sole discretion) of each of the

			following conditions: (i) The Bidder shall have obtained all organizational, contractual, and regulatory approvals, consents, and authorizations for the acceptance and purchase by the Bidder of the Tender Offer Shares before the expiration of the Tender Offer Period; (ii) The tendering shareholder shall have obtained all the required approvals and authorizations to enable it to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares. (iii) In the sole determination of the Bidder, no material adverse change in or affecting the business, operations, property, condition (financial or otherwise), or prospects of the Company shall have occurred. (iv) On or before the closing or completion of the Tender Offer, Red Vulcan, the Bidder, and the Company shall have agreed and executed agreements for mutually acceptable shareholder voting and governance arrangements that will provide for, among others, minority protection mechanisms such as anti-dilution and limited reserved voting rights in relation to corporate actions affecting the Company and will govern the relationships between the Bidder and Red Vulcan as shareholders of the Company, and the relationship between the Bidder, Red Vulcan and the Company; and (v) In the course of the Tender Offer, at least Six Billion Six Hundred Million (6,600,000,000) Common Shares, or Common Shares representing approximately 23.5% of the total outstanding voting shares of the Company shall have been (a) validly tendered by the Company's shareholders other than Red Vulcan, (b) eligible for or otherwise capable of acceptance for purchase by the Bidder, and (c) duly accepted for purchase by the Bidder, in each case, pursuant to the Tender Offer, the Tender Offer Conditions, and such terms and conditions thereof as the Bidder may prescribe. The Bidder has the right to withdraw the Tender Offer at any time prior to the Settlement Date if any of the foregoing conditions is not met to its satisfaction, provided that written notice of withdrawal of the Tender Offer shall be sent to the shareholders of the Company on or before Settlement Date (as defined below).
15	**Acceptance**	:	At any time before the Cross Date, the Bidder, at its sole discretion, has the right to reject an Application if such Application (i) is not completed in full; or (ii) lacks any of the required attachments. The Tender Offer Agent will accept an Application on behalf of the Bidder on the condition that the tendering shareholder has been certified by the Stock Transfer Agent as a common shareholder of the Company at any time during the Tender Offer Period and that the signature/endorsement on the stock

			certificate(s) submitted matches the signature on file with the Stock Transfer Agent, if such is available. If a tendering shareholder does not have any signature card on file, or the signatures on the certificates and on the Application differ from the signature on file with the Stock Transfer Agent, the Stock Transfer Agent shall certify the same to the Bidder. The Bidder shall exercise its sole and reasonable discretion to accept or reject the Application. The Tender Offer Agent shall rely on the signature affixed on the Application and on the validated endorsement of the relevant stock certificates. Neither the Bidder nor the Tender Offer Agent shall be required (nor are they expected) to make further inquiries into the authenticity of the signature. A tendering shareholder shall hold the Bidder, the Tender Offer Agent, the Buyer Agent, their respective officers, directors, agents, or advisers free and harmless from any and all damages that may arise or result in the Bidder's/Tender Offer Agent's acceptance of the Application. Applications received after the end of the Tender Offer Period shall be rejected, unless the Tender Offer Period is extended by the Bidder, upon prior approval of the SEC. Tendering shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
16	**Scale Back**	:	Pursuant to Rule 19.9.5 of the implementing rules and regulations of the SRC, in the event that the Tendered Shares (following acceptance by the Bidder of the Applications from tendering shareholders) exceeds Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, all Tendered Shares shall be scaled back on a *pro rata* basis and rounded down to the nearest share. Tendering shareholders whose Tendered Shares have been scaled back or otherwise adjusted shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
17	**Settlement Date**	:	The consideration shall be payable within nine (9) business days from the lapse of the Tender Offer Period (the **Settlement Date**). Should the Settlement Date fall on a day other than a business day, the payment of the relevant consideration shall be made on the next business day. On Settlement Date, the Tender Offer Agent shall make the check in the amount of the total Tender Offer Price in the name of either: (i) each selling broker which delivered the scripless shares of its tendering clients (scripless shareholders), or (ii) the tendering shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning Settlement Date up to thirty (30) days thereafter. Checks not claimed shall be mailed or delivered to the shareholders, at their own risk, to the registered address indicated in the Application Form. When collecting payment, the tendering shareholders shall present the Shareholder's Copy of the Application as well as a proper identification document (*e.g.*, driver's license, passport or company I.D. with photograph and signature). Duly authorized representatives of tendering shareholders shall be required to present either a duly notarized secretary's certificate for

			corporate shareholders or a duly notarized special power of attorney for individual shareholders.
18	**Withdrawal**	:	Any or all of the Tendered Shares may be withdrawn by the relevant tendering shareholder any time during the Tender Offer Period, but only up to 12:00 pm of 18 September 2017, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address(es) set forth herein. The written request for the withdrawal of any Tendered Shares must specify: (i) the name of the tendering shareholder and (ii) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for Tendered Shares. The Bidder has the right, in its sole discretion, to determine the validity of the written request. Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant (if previously lodged with the PDTC Participant) or to the tendering shareholder (if previously certificated), as the case may be, within twenty (20) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.
19	**Expenses**	:	The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	**% of Value of the Transaction**
Stock transaction tax	0.500%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC fees	0.005%
PSE transaction fees	0.005%

Further, the tendering shareholder and the Bidder shall each be responsible for any selling or buying broker's commissions and/or their own broker's commissions, costs, charges, transfer taxes, and other expenses, fees, and duties incurred in connection with the tender of the Tender Offer Shares, provided that the stock transaction tax payable on the transfer of the Tender Offer Shares shall be for the account solely of the tendering shareholder. Any and all costs, charges, transfer taxes, expenses, fees, and duties that shall be for the account of the tendering shareholder shall be deducted by the Tender Offer Agent from the total price payable to such tendering shareholder.

20	**Representations and**	:	By accepting the Tender Offer and tendering the Common Shares pursuant

	Warranties of Tendering Shareholder		thereto, each tendering shareholder is deemed to have represented and warranted to the Bidder as follows: (i) All information contained in the Application and its attachments are true and correct and that the signatures thereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent. (ii) Each tendering shareholder is the registered and absolute legal and beneficial owner of, with good and marketable title to the Tendered Shares. The Tendered Shares have been validly issued and fully paid, and are non-assessable. (iii) Each tendering shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares. (iv) Upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon. (v) The tender of any or all of the Common Shares by a tendering shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the tendering shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the tendering shareholder, or to which any of the foregoing may be bound. (vi) Each tendering shareholder has read and understood, and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The tendering shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report.

EXHIBIT "B" to the Tender Offer Report
Application to Tender Common Shares of
Energy Development Corporation

[Front side of the Application]

APPLICATION TO TENDER SHARES OF ENERGY DEVELOPMENT CORPORATION

<table>
<tr>
<td>This application must be prepared in triplicate and completed in all parts:

Copies to:
1. Bidder
2. Tender Offer Agent
3. Applicant

Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Tender Offer Report.</td>
<td>This form (the Application) is made on the terms and conditions as set out in the Terms and Conditions of the Tender Offer attached as Exhibit A to the Tender Offer Report (SEC Form 19-1, including any and all of its annexes, exhibits and schedules) which forms an integral part hereof. This Application is intended for shareholders of ENERGY DEVELOPMENT CORPORATION (EDC or the Company), who wish to tender their common shares in the capital stock of the Company (the Tendered Shares) to PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION (the Bidder).

DO NOT COMPLETE THIS APPLICATION IF YOU ARE NOT OFFERING YOUR COMMON SHARES FOR PURCHASE BY THE BIDDER.

The Bidder has also prepared the Tender Offer Report, which was filed with the Securities and Exchange Commission (SEC), the Philippine Stock Exchange (PSE), and with the Company on 3 August 2017 for the purpose of describing the Tender Offer in detail. Each shareholder is advised to read and understand the provisions of the Tender Offer Report and the terms and conditions stated therein and in this Application prior to making any decision. Inquiries and requests for assistance and copies of the Tender Offer Report may be directed to BDO Securities Corporation (the Tender Offer Agent), whose address and telephone number appear in the Terms and Conditions of the Tender Offer (Attachment 1 to this Application), which forms an integral part of this Application. This Application, together with the required attachments set forth below, must be duly accomplished and received by the Tender Offer Agent not later than 12:00 pm of 18 September 2017, unless otherwise extended by the Bidder with the prior approval of the SEC. The Bidder reserves the right to accept or reject this Application (in whole or in part) or scale back any or all of the Tendered Shares. This Application, after being submitted, may be withdrawn in writing in accordance with the procedure set forth in the Terms and Conditions of the Tender Offer. The notice of withdrawal, to be effective, must be received by the Tender Offer Agent before 12:00 pm of 18 September 2017.</td>
</tr>
</table>

DO NOT PROCEED UNLESS YOU HAVE DECIDED TO TENDER YOUR SHARES TO THE BIDDER

REPRESENTATIONS AND WARRANTIES

By executing this Application, I/We (the **Tendering Shareholder)** represents and warrants in favor of the Bidder and the Tender Offer Agent that: (a) all information contained herein and in the attached documents are true and correct and that the signatures hereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent; (b) the Tendering Shareholder is the registered and absolute legal and beneficial owner of, with good and marketable titles to the Tendered Shares; (c) the Tendered Shares have been validly issued and fully paid, and are non-assessable; (d) the Tendering Shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidders before the expiration of the Tender Offer Period and that it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares; (e) upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon; and (f) the tender of any or all of the Common Shares by a Tendering Shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the Tendering Shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the Tendering Shareholder, or to which any of the foregoing may be bound.

The undersigned Tendering Shareholder further warrant that it/he/she has read and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The Tendering Shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report.

The undersigned Tendering Shareholder hereby expressly agrees and consents to the collection and processing of its/his/her personal information with respect to information relating to or in connection with the Tender Offer, and hereby agrees and consents to the disclosure of the same for purposes of meeting the requirements of the Tender Offer, any overseas or local regulators or tax authorities, or in compliance with rules of any exchange.

AUTHORIZATION

By virtue hereof, the Tendering Shareholder hereby authorizes the Tender Offer Agent to: (1) sell its/his/her Tendered Shares through the PSE; (2) to withhold and pay from the proceeds of such sale such taxes, broker's commission and other reasonable expenses that may be chargeable to its/his/her account; (3) to process, collect, use, and/or store its/his/her personal information; (4) to disclose its/his/her personal information to the Bidder (or any person acting on its behalf), any overseas or local regulators or tax authorities or in compliance with the rules of any exchange; and (5) to do or cause to be done and all such acts and things necessary or appropriate to give full effect to and implement the foregoing.

<table>
<tr><th>Shareholder's Full Name (in print)*</th><th colspan="3">Shareholder's Address
(Building, Street Address, District, City and Country)</th></tr>
<tr><td></td><td colspan="3"></td></tr>
<tr><th>Shareholder's Signature</th><th>Tel No.(s)</th><th>TIN/Passport</th><th>Nationality</th></tr>
<tr><td></td><td></td><td></td><td></td></tr>
</table>

* This Application shall be accomplished by the registered holder of the Tendered Shares or its/his/her duly authorized attorney-in-fact (for shareholders with stock certificates) or by the broker with whom the Tendered Shares are maintained (for shareholders without stock certificates).

APPLICATION TO TENDER

The undersigned registered shareholder of **ENERGY DEVELOPMENT CORPORATION (EDC)** or the undersigned Participating Broker handling EDC Common Shares on behalf of the beneficial owner of such EDC Common Shares and acting in accordance with and within the instructions of said beneficial owner, as the case may be (in either case, the **Applicant)**, hereby applies to sell ________________________ EDC Common Shares (the **Tendered Shares)** for the price stated below.

If covered by stock certificates, please fill up and attach separate sheet if needed:

EDC Stock Certificate No.(s)	No. of Tendered Shares Represented by Each Certificate*	No. of Tendered Shares	Price
			The purchase price is ₱7.25 for each share and will be payable in cash (Philippine Pesos) subject to the Terms and Conditions of the Tender Offer.

TOTAL			PHP

ACKNOWLEDGEMENT			
Tender Offer Agent's Certification		Acceptance	
We received this Application, with all the required attachments below, at __________ a.m./p.m. on ______________.		This Application is hereby accepted for ______________ common shares of EDC, subject to the terms and conditions set forth herein.	
Tender Offer Agent's Authorized Signatory		Bidder's Authorized Signatory	

[Dorsal side of the Application]

REQUIRED ATTACHMENT TO THIS APPLICATION

A valid tender of the Common Shares shall be made by accomplishing and delivering this Application, which, along with the following attachments (applicable to scrip or certificated shareholders only), must be received by the Tender Offer Agent not later than **12:00 pm of 18 September 2017.**

1. Duly endorsed original stock certificates of **ENERGY DEVELOPMENT CORPORATION** (in blank) issued in the name of the Tendering Shareholders and validated by the Stock Transfer Agent of the Company.

   Tendering Shareholders whose shares are lodged with the Philippine Depository Trust Corporation (**PDTC**) and who wish to offer all or a portion of their Tender Offer Shares for acceptance and sale to the Bidder should instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements as stated herein, to the Tender Offer Agent at its address as stated herein, and instruct their Participating Broker to electronically transfer their Common Shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to **12:00 pm of 18 September 2017.** The Participating Broker is required to comply with the Instructions to Brokers attached to this Application as Attachment 6 hereof.

   Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder to determine from any Tendering Shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.

   For individual shareholders:

   (i) Photocopies of two (2) valid identification cards containing the Applicant's photograph and specimen signature (*i.e.*, driver's license, tax identification card, Social Security System/Government Service Insurance System identification card, or passport).
   (ii) Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant and verified by the Applicant's broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker's signatory or the name of the bank and the bank's signatory, as the case may be). A copy of at least one valid ID of the bank's signatory is also required.
   (iii) For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney (in substantially the form attached to this Application). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate the marital consent to the sale of their EDC common shares.

   For corporate shareholders:

   (i) Notarized Board Resolution (in substantially the form of the Secretary's Certificate attached to this Application) authorizing the sale of its EDC common shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
   (ii) Copy of the SEC Registration or equivalent constitutive document certified as a true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
   (iii) Copies of the latest Articles of Incorporation or By-laws of the Applicant or equivalent constitutive documents certified as true copies of the original by the Corporate Secretary or equivalent person having official custody of company records.
   (iv) Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Corporate Secretary or equivalent person having official custody of company records.
   (v) Copy of the latest General Information Sheet (GIS) filed with the SEC and certified as a true copy of the original by the Corporate Secretary or equivalent persons having official custody of company records.

   For Partnership:

   (i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
   (ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
   (iii) Notarized Partnership Resolution (in substantially the form of the Partners' Certificate attached to this Application) authorizing the sale of the Partnership's EDC common shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
   (iv) Two (2) duly accomplished signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Partnership Secretary or equivalent person having official custody of the partnership records.

   For those with lost stock certificates:

   (i) One (1) original of a duly notarized affidavit of loss (in substantially the form of the Affidavit of Loss attached to this Application).
   (ii) Copy of the affidavit of loss as published in a newspaper of general circulation.
   (iii) One (1) original of the Affidavit of Publication executed by the relevant publishing entity attesting that the affidavit of loss and the details required under Section 73 of the Corporation Code of the Philippines have been published in a newspaper of general circulation in the place where EDC has its principal office once a week for at least three consecutive weeks.
   (iv) Applicable surety bond in an amount of twice the closing price per share of the EDC shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate, which bond shall run for a period of one year.

OTHER INFORMATION

Without prejudice to the right of the Bidder (subject to prior approval by the SEC) to extend the Tender Offer Period, should any of the business days during the period from 10 August 2017, the commencement of the Tender Offer Period, and 29 September 2017, the Cross Date, inclusive, be officially declared as non-working holidays after the filing of the Tender Offer Report on 3 August 2017, the period shall be extended by the number of business days corresponding to those which were declared as non-working holidays.

This Application, together with all other required and applicable attachments as specified above (in form and substance as prescribed herein), must be received by BDO Securities Corporation (the "Tender Offer Agent") not later than 12:00 pm of 18 September 2017 at the 20th Floor, South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City (Contact Persons: Ms. Edna Odulio, Tel. No. +63 (2) 840-7000 local 34560, Ms. Abigail Britos, Tel. No. +63 (2) 840-7000 local

32583, and Mr. Donald Buensuceso, Tel. No. +63 (2) 840-7000 local 33667). Applications received after the end of the Tender Offer Period shall be rejected unless the Tender Offer Period is extended by the Bidder, upon prior approval by the SEC. Applications that are not properly completed, or lack any of the required attachments will also be rejected. If the Tender Offer Agent is unable to verify the signature on the Application or the endorsement of the relevant stock certificates, the Tender Offer Agent will also reject the Application.

Tendering Shareholders who hold stock certificates should submit within the Tender Offer Period their duly endorsed stock certificates and this duly accomplished Application together with abovementioned requirements to the Tender Offer Agent, **BDO Securities Corporation** (the "**Tender Offer Agent**") **not later than 12:00 pm of 18 September, 2017** at the **20th Floor, South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City (Contact Persons: Ms. Edna Odulio, Tel. No. +63 (2) 840-7000 local 34560, Ms. Abigail Britos, Tel. No. +63 (2) 840-7000 local 32583, and Mr. Donald Buensuceso, Tel. No. +63 (2) 840-7000 local 33667).**

Scripless Shareholders should likewise submit within the Tender Offer Period this duly accomplished Application and should cause and instruct their brokers to electronically transfer their Tender Offer Shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to **12:00 pm of 18 September 2017**.

The shares tendered may be withdrawn by the relevant Tendering Shareholder any time during the Tender Offer Period, but only up to **12:00 pm of 18 September 2017**, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address(es) set forth herein and must be delivered in accordance with the procedure and conditions set forth in the Tender Offer Report.

Subject to the Terms and Conditions of the Tender Offer, all the Tendered Shares shall be purchased by the Bidder (subject to prior approval by the PSE) by way of block sale through the facilities of the PSE or on around **29 September 2017** (the **Cross Date**).

The Settlement Date for the net proceeds of the sale of the tendered EDC shares shall be made nine (9) business days from the lapse of the Tender Offer Period (the **Settlement Date**), subject to any extension of the Tender Offer Period with the prior approval of the SEC. Payments for the Tender Offer Shares that have been accepted and purchased by the Bidder shall be made available by the Tender Offer Agent to: (i) each selling broker which delivered the scripless shares of its tendering clients, the Scripless Shareholders; or (ii) the Tendering Shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning the Settlement Date up to thirty (30) days thereafter at the following address:

BDO Securities Corporation

Address:	20th Floor, South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City
Tel. No.:	+63 2 840-7080
Fax No.:	+63 2 878 4553, 878 4156
Contact Person:	Ms. Edna Odulio

Any payment not collected from the Tender Offer Agent within thirty (30) calendar days from the abovementioned date shall be dispatched, via registered mail, to the last recorded address of the Tendering Shareholder at the Tendering Shareholder's risk.

For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation:

Ms. Edna Odulio,	**Tel. No. +63 (2) 840-7000 local 34560**
Mr. Donald Buensuceso,	**Tel. No. +63 (2) 840-7000 local 33667**
Ms. Abigail Britos,	**Tel. No. +63 (2) 840-7000 local 32583**

For inquiries about the number of Common Shares of a shareholder in EDC, please contact **Securities Transfer Services, Inc.** the Company's Stock Transfer Agent, at G/F Benpres Bldg., Exchange Rd. cor. Meralco Ave., Pasig City, Telephone No. +63 (2) 490-0060, E-mail: stsi@stsi.ph.

TERMS AND CONDITIONS OF THE TENDER OFFER

1	**Bidder**	:	**Philippines Renewable Energy Holdings Corporation** (the **Bidder**) The Bidder was incorporated in the Republic of the Philippines and registered with the Securities and Exchange Commission (**SEC**) on 27 July 2017. It maintains its registered office address and principal place of business at Level 22, 6750 Office Tower, Ayala Avenue, Ayala Center, Barangay San Lorenzo, Makati City 1223, Philippines. The Bidder was incorporated primarily as a holding company, and for the primary purpose of subscribing for, holding, assigning or otherwise disposing of property, including shares of stock, notes, and other securities of any corporation, to receive and dispose of the interest, dividends and income arising from such property, and to exercise all the rights, powers and privileges of ownership, including voting powers, without, however, engaging in business as an investment company under the Investment Company Act or a finance company or as a dealer in securities or stocks, and only to hold the foregoing assets for purely investment purposes, and to aid in any other manner, any corporation, any share of stock or other security which are held by the Bidder or in which it shall have interest, and to do any act designed to protect, preserve, improve or enhance the value of the property at any time held or controlled by the Bidder.
2	**Subject Company**	:	Energy Development Corporation (**EDC** or the **Company**), a corporation organized and duly existing under the laws of the Republic of the Philippines, with principal office address at One Corporate Center, Julia Vargas corner Meralco Avenue, Ortigas Center, Pasig City.
3	**Tender Offer**	:	As of 31 July 2017, the Company has an authorized capital stock of Thirty Billion One Hundred Fifty Million (₱30,150,000,000.00) divided into (i) Twenty Seven Billion (27,000,000,000) common shares with a par value of One Peso (₱1.00) per share (the **Common Shares**), (ii) Fifteen Billion (15,000,000,000) voting preferred shares with a par value of One Centavo (₱0.01) per share (the **Voting Preferred Shares**), and (iii) Three Hundred Million (300,000,000) non-voting preferred shares with a par value of Ten Pesos (₱10.00) per share (the **Non-Voting Preferred Shares**). Out of such authorized capital stock, a total of (i) Eighteen Billion Seven Hundred Thirty Seven Million Ten Thousand (18,737,010,000) Common Shares and (ii) Nine Billion Three Hundred Seventy Five Million (9,375,000,000) Voting Preferred Shares are outstanding and fully paid-up. On 3 August 2017, the Bidder entered into an Implementation Agreement (the **Agreement**) with Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**), and Northern Terracotta Power Corporation (**NTPC**), pursuant to which the Bidder agreed, in consideration of certain undertakings by the parties, to acquire, through a public tender offer, up to **(and only up to)** Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (representing approximately 31.7% of the outstanding voting shares of the Company from shareholders of the Company other than

			Red Vulcan. Pursuant to the Agreement and subject to the terms and conditions of the Tender Offer as set forth herein, including those specifically listed in Section 14 of this Exhibit A to the Tender Offer Report, the Bidder is conducting a tender offer (the **Tender Offer**) for and offering to acquire the Tender Offer Shares (as defined herein) at the Tender Offer Price (as defined herein). Copies of the Tender Offer Report (**SEC Form 19-1**, including any and all of its annexes, exhibits, and schedules), are available at the PSE Electronic Disclosures Technology portal (http://edge.pse.com.ph), company disclosures section for EDC. Any shareholder who wishes to secure a copy of the Tender Offer Report may likewise do so at the office of the Tender Offer Agent.
4	**Tender Offer Shares**	:	Up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (the **Tender Offer Shares**), representing approximately 31.7% of the outstanding voting shares of the Company, owned and held by shareholders of the Company other than Red Vulcan.
5	**Tender Offer Price**	:	The consideration for the Tender Offer Shares shall be Seven Pesos and Twenty Five Centavos (₱7.25) per share (the **Tender Offer Price**), payable in cash or by check as hereafter provided. After deducting customary selling charges, which shall be for a tendering shareholder's account, the net Tender Offer Price shall be Seven Pesos and Twenty One Centavos (₱7.21) per share. The customary selling charges that will be deducted by the Bidder do not include any selling broker's commission payable by a tendering shareholder and its/his/her broker, and the taxes thereon, which shall likewise be for a tendering shareholder's account. The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:
6	**Entitlement**	:	Shareholders of the Company other than Red Vulcan owning outstanding Common Shares during the Tender Offer Period (such Common Shares tendered being hereafter referred to as the **Tendered Shares**). Under the Agreement, subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the SRC, First Gen and NTPC are entitled to and will participate in the Tender Offer and, for this purpose, tender a total of One Billion Nine Hundred Seventy Eight Million One Hundred Nineteen Thousand Seven Hundred (1,978,119,700) Common Shares held by them.

(Fee table within item 5:)

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.500%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC fees	0.005%
PSE transaction fees	0.005%

7	**Tender Offer Period**	:	The Tender Offer will commence at 9:00 am on 10 August 2017 and end at 12:00 pm of 18 September 2017 (the **Tender Offer Period**), during which period any tendering shareholder of the Company may offer all or a portion of their Common Shares in the Company for acceptance by and sale to the Bidder in accordance with, and subject to the terms and conditions of, the Tender Offer. Without prejudice to the right of the Bidder (subject to prior approval by the SEC) to extend the Tender Offer Period, should any of the business days during the period from 10 August 2017, the commencement of the Tender Offer Period and 29 September 2017, the Cross Date, inclusive, be officially declared a non-working holiday after the filing of the Tender Offer Report on 3 August 2017, the period shall be extended by the number of business days corresponding to those which were declared as non-working holidays. For purposes hereof, a "business day" shall mean any day other than a Saturday, Sunday, or holiday on which banks are required to be open for business in Makati City, Philippines. The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.
8	**Cross Date**	:	The Tendered Shares accepted for purchase by the Bidder in accordance with the Tender Offer Conditions (and subject to the scale back provisions, as defined in Section 16 hereof) are intended to be sold to and purchased by the Bidder by way of block sale through the facilities of the Philippine Stock Exchange (**PSE**) on 29 September 2017 (the **Cross Date**).
9	**Tender Offer Agent and Paying Agent**	:	**BDO Securities Corporation** Address: **20th Floor, South Tower, BDO Corporate Center 7899 Makati Avenue, Makati City** Tel No.: **+632 840-7000** Fax No.: **+632 878-4156** Contact Person: **Stanley Ang** Email: **Ang.Stanley@bdo.com.ph** For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation: **Ms. Edna Odulio, Tel. No. +63 (2) 840-7000 local 34560** **Mr. Donald Buensuceso, Tel. No. +63 (2) 840-7000 local 33667** **Ms. Abigail Britos, Tel. No. +63 (2) 840-7000 local 32583**
10	**Buyer Agent**	:	**Macquarie Capital Securities (Philippines) Inc.** Address: **Level 22, 6750 Office Tower Ayala Avenue, Makati City 1226, Philippines** Tel No.: **+63 2 857 0861** Fax No.: **+63 2 857 0911** Contact Person: **Paulo Rojas** Email: **Paulo.Rojas@macquarie.com**

11	**Company's Stock Transfer Agent**		**Securities Transfer Services, Inc.** Address: **G/F Benpres Building** **Exchange Road cor. Meralco Ave.** **Ortigas Center Pasig City** Tel No.: **+632 490 0060** Fax No:: **+ 632 631 7148** Contact Person: **Aaron Tirona** Email: **stsi@stsi.ph**
12	**Tender Offer Process**	:	*For Certificated or Scrip Shareholders* Tendering shareholders who hold stock certificates and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent at its office as stated herein for authentication by the Stock Transfer Agent, and (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the dully accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated herein. *For Non-Certificated or Scripless Shareholders* Tendering shareholders whose shares are lodged with the Philippine Depository & Trust Corp. (**PDTC**) and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should instruct their brokers (**Participating Brokers**) to accomplish and submit, on their behalf, the duly accomplished Application, together with all the requirements stated therein, to the Tender Offer Agent at its address as stated above and instruct their Participating Broker to electronically transfer their shares to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 pm of 18 September 2017. A Participating Broker is required to comply with the Instructions to Brokers attached to the Application as Attachment 6 thereof. The terms of the Application and the Instructions to Brokers shall form integral parts of the Tender Offer Conditions. Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent. The Bidder or the Tender Offer Agent reserves the right to require presentation or submission of any additional documents for the purpose of, among others, enabling the Bidder or the Tender Offer Agent to determine from any tendering shareholder (or any person acting on its behalf, including any Participating Broker) the validity, eligibility, and acceptability of any Common Shares in the Company tendered pursuant to the Tender Offer.
13	**Closing Date (End of Tender Offer Period)**	:	12:00 pm of 18 September 2017. The Bidder reserves the right to extend the Tender Offer Period with the prior approval of the SEC.

14	**Conditions**	:	The acceptance of Tender Offer Shares by the Bidder is subject to the fulfillment (or waiver, in the Bidder's sole discretion) of each of the following conditions: (i) The Bidder shall have obtained all organizational, contractual, and regulatory approvals, consents, and authorizations for the acceptance and purchase by the Bidder of the Tender Offer Shares before the expiration of the Tender Offer Period; (ii) The tendering shareholder shall have obtained all the required approvals and authorizations to enable it to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares. (iii) In the sole determination of the Bidder, no material adverse change in or affecting the business, operations, property, condition (financial or otherwise), or prospects of the Company shall have occurred. (iv) On or before the closing or completion of the Tender Offer, Red Vulcan, the Bidder, and the Company shall have agreed and executed agreements for mutually acceptable shareholder voting and governance arrangements that will provide for, among others, minority protection mechanisms such as anti-dilution and limited reserved voting rights in relation to corporate actions affecting the Company and will govern the relationships between the Bidder and Red Vulcan as shareholders of the Company, and the relationship between the Bidder, Red Vulcan and the Company; and (v) In the course of the Tender Offer, at least Six Billion Six Hundred Million (6,600,000,000) Common Shares, or Common Shares representing approximately 23.5% of the total outstanding voting shares of the Company shall have been (a) validly tendered by the Company's shareholders other than Red Vulcan, (b) eligible for or otherwise capable of acceptance for purchase by the Bidder, and (c) duly accepted for purchase by the Bidder, in each case, pursuant to the Tender Offer, the Tender Offer Conditions, and such terms and conditions thereof as the Bidder may prescribe. The Bidder has the right to withdraw the Tender Offer at any time prior to the Settlement Date if any of the foregoing conditions is not met to its satisfaction, provided that written notice of withdrawal of the Tender Offer shall be sent to the shareholders of the Company on or before Settlement Date (as defined below).
15	**Acceptance**	:	At any time before the Cross Date, the Bidder, at its sole discretion, has the right to reject an Application if such Application (i) is not completed in full; or (ii) lacks any of the required attachments. The Tender Offer Agent will accept an Application on behalf of the Bidder on the condition that the tendering shareholder has been certified by the Stock

			Transfer Agent as a common shareholder of the Company at any time during the Tender Offer Period and that the signature/endorsement on the stock certificate(s) submitted matches the signature on file with the Stock Transfer Agent, if such is available. If a tendering shareholder does not have any signature card on file, or the signatures on the certificates and on the Application differ from the signature on file with the Stock Transfer Agent, the Stock Transfer Agent shall certify the same to the Bidder. The Bidder shall exercise its sole and reasonable discretion to accept or reject the Application. The Tender Offer Agent shall rely on the signature affixed on the Application and on the validated endorsement of the relevant stock certificates. Neither the Bidder nor the Tender Offer Agent shall be required (nor are they expected) to make further inquiries into the authenticity of the signature. A tendering shareholder shall hold the Bidder, the Tender Offer Agent, the Buyer Agent, their respective officers, directors, agents, or advisers free and harmless from any and all damages that may arise or result in the Bidder's/Tender Offer Agent's acceptance of the Application. Applications received after the end of the Tender Offer Period shall be rejected, unless the Tender Offer Period is extended by the Bidder, upon prior approval of the SEC. Tendering shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
16	**Scale Back**	:	Pursuant to Rule 19.9.5 of the implementing rules and regulations of the SRC, in the event that the Tendered Shares (following acceptance by the Bidder of the Applications from Tendering Shareholders) exceeds Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, all Tendered Shares shall be scaled back on a *pro rata* basis and rounded down to the nearest share. Tendering shareholders whose Tendered Shares have been scaled back or otherwise adjusted shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.
17	**Settlement Date**	:	The consideration shall be payable within nine (9) business days from the lapse of the Tender Offer Period (the **Settlement Date**). Should the Settlement Date fall on a day other than a business day, the payment of the relevant consideration shall be made on the next business day. On Settlement Date, the Tender Offer Agent shall make the check in the amount of the total Tender Offer Price in the name of either: (i) each selling broker which delivered the scripless shares of its tendering clients (scripless shareholders), or (ii) the tendering shareholders that have delivered certificated shares directly to the Tender Offer Agent. Checks shall be available for pick-up at the Tender Offer Agent's office beginning Settlement Date up to thirty (30) days thereafter. Checks not claimed shall be mailed or delivered to the shareholders, at their own risk, to the registered address indicated in the Application Form. When collecting payment, the tendering shareholders shall present the Shareholder's Copy of the Application as well as a proper identification document (*e.g.*, driver's license, passport or company I.D. with photograph

			and signature). Duly authorized representatives of tendering shareholders shall be required to present either a duly notarized secretary's certificate for corporate shareholders or a duly notarized special power of attorney for individual shareholders.
18	**Withdrawal**	:	Any or all of the Tendered Shares may be withdrawn by the relevant tendering shareholder any time during the Tender Offer Period, but only up to 12:00 pm of 18 September 2017, by submitting a written request for the withdrawal of the relevant Tendered Shares to the Tender Offer Agent, together with a copy of the Shareholder's Copy of the Application issued by the Tender Offer Agent. For a withdrawal to be effective, the written notice of withdrawal must be timely received by the Tender Offer Agent at the address(es) set forth herein. The written request for the withdrawal of any Tendered Shares must specify: (i) the name of the tendering shareholder and (ii) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for tendered shares. The Bidder has the right, in its sole discretion, to determine the validity of the written request. Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant (if previously lodged with the PDTC Participant) or to the tendering shareholder (if previously certificated), as the case may be, within twenty (20) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.
19	**Expenses**	:	The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker's selling commissions and/or taxes thereon which may be passed on by the broker), include:

Type of Fee	% of Value of the Transaction
Stock transaction tax	0.500%
Fees payable to the Securities Clearing Corporation of the Philippines	0.010%
Stock Investment Protection Fund	0.001%
SEC fees	0.005%
PSE transaction fees	0.005%

Further, the tendering shareholder and the Bidder shall each be responsible for any selling or buying broker's commissions and/or their own broker's commissions, costs, charges, transfer taxes, and other expenses, fees, and duties incurred in connection with the tender of the Tender Offer Shares, provided that the stock transaction tax payable on the transfer of the Tender Offer Shares shall be for the account solely of the tendering shareholder. Any and all costs, charges, transfer taxes, expenses, fees, and duties that shall be for the account of the tendering shareholder shall be deducted by the Tender Offer Agent from the total price payable to such tendering shareholder.

| 20 | **Representations and Warranties of Tendering Shareholder** | : | By accepting the Tender Offer and tendering the Common Shares pursuant thereto, each tendering shareholder is deemed to have represented and warranted to the Bidder as follows:

(i) All information contained in the Application and its attachments are true and correct and that the signatures thereon are genuine, properly authorized and obtained without use of fraud, coercion or any other vice of consent.

(ii) Each tendering shareholder is the registered and absolute legal and beneficial owner of, with good and marketable title to the Tendered Shares. The Tendered Shares have been validly issued and fully paid, and are non-assessable.

(iii) Each tendering shareholder has obtained all the required approvals and authorizations to enable it/him/her to transfer the Tendered Shares to the Bidder before the expiration of the Tender Offer Period and it/he/she is not aware of any objection, adverse claim, dispute, or notice concerning its/his/her right to tender and transfer the Tender Offer Shares.

(iv) Upon the transfer of the Tendered Shares in accordance with the Tender Offer, the Bidder will obtain full and valid legal and beneficial title to and ownership of the Tendered Shares, free and clear from any warrants, interests, options, claims, objections, disputes, liens, or other encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of such Tendered Shares, including but not limited to the right to vote and receive dividends thereon.

(v) The tender of any or all of the Common Shares by a tendering shareholder and/or the purchase or transfer thereof by the Bidder in accordance with the Tender Offer does not and will not constitute a breach or other default of the tendering shareholder's constitutive documents (as applicable) or of any agreement or arrangement, law, order, or regulations applicable to the tendered Common Shares, the tendering shareholder, or to which any of the foregoing may be bound.

(vi) Each tendering shareholder has read and understood, and has relied solely upon the provisions of the Tender Offer Report, any and all documents and materials provided by the Bidder in connection therewith or in relation thereto, and the terms and conditions of the Tender Offer as stated therein, and unconditionally accepts such terms and conditions. The tendering shareholder understands that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the Tender Offer Report. |

REPUBLIC OF THE PHILIPPINES)
____________________________) S.S.

IRREVOCABLE SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

WHEREAS, __________________________ (the **Seller**), holds __________________ common shares (with a par value of PHP1.00 per share) of ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company**);

WHEREAS, **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) has filed a Tender Offer Report with the Securities and Exchange Commission (**SEC**), declaring its intention to acquire, through a public and voluntary tender offer in accordance with and subject to the terms and conditions of the Tender Offer as stated in the Tender Offer Report, up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) Common Shares (representing approximately 31.7% of the outstanding voting shares of the Company) from shareholders of the Company other than Red Vulcan Holdings Corporation.

WHEREAS, for valuable consideration, the Seller hereby irrevocably names, constitutes, and appoints ____________________ (the **Attorney-In-Fact**) as its/his/her attorney-in-fact, with full power and authority to:

(a) tender ________________ common shares of stock in EDC owned by the Seller to the Bidder in response to the Tender Offer and in accordance with and subject to the terms thereof, and to sign, execute, and deliver, for and on behalf of the Seller, the shares of stock in EDC owned by the Seller as contemplated by the Tender Offer;

(b) give any notice, request, consent, or waiver of any right, or receive any notice or communication, or act on any request, as may be required of or permitted to be made by common shareholders of EDC under the Tender Offer and any other documents contemplated thereby;

(c) receive or deliver any money or funds due to the common shareholders of EDC under the Tender Offer and any other document contemplated thereby, and issue a receipt for any money so received or delivered; and

(d) do any and all things necessary or appropriate to give full effect to and implement the foregoing.

HEREBY GIVING AND GRANTING unto my Attorney-in-Fact full power and authority to do or perform all and every act necessary to carry into effect the foregoing, as fully to all intents and purposes as the Seller might or could lawfully do, with full power of substitution and revocation, and HEREBY RATIFYING AND CONFIRMING all that my Attorney-in-Fact shall lawfully do or cause to be done under and by virtue of these presents as well as those already done heretofore.

IN WITNESS WHEREOF, the Seller has executed this Special Power of Attorney this ______________ at __________________________.

____
SELLER

With my marital consent:

____
Name of Spouse (if applicable)

Conforme:

____
Attorney-in-Fact

BEFORE ME, a Notary Public for and in ____________ on this _______________ personally appeared _______________, with ___________________ Number ________________ issued at _______________ on ___________, known to me to be the same person who executed the foregoing Special Power of Attorney and who acknowledged to me that the same is his/her free will and voluntary act and deed.

WITNESS MY HAND AND NOTARIAL SEAL on the date and place first above written.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2017.

Attachment 3 to the Application to Tender Shares:
Form of Secretary's Certificate

REPUBLIC OF THE PHILIPPINES)
________________________) S.S.

SECRETARY'S CERTIFICATE

I, ____________________, of legal age, ____________ (nationality), and with business address at ____________________________, after having been duly sworn in accordance with law, hereby depose and state that:

1. I am the duly elected and qualified Corporate Secretary of ______________________ (the **Corporation**), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at ____________________;

2. As such Corporate Secretary, I have in my custody the books and records and other papers of the Corporation, including but not limited to the minutes of the meetings of the Board of Directors and of the stockholders of the Corporation;

3. In the meeting of the Board of Directors of the Corporation held on ______________ at __________, where a quorum was present, the Board approved the participation of the Corporation in the Tender Offer by **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) for the common shares of ENERGY DEVELOPMENT CORPORATION (**EDC**) , to wit:

   "RESOLVED, that the Board of Directors of __________ (the **Corporation**) hereby authorizes the participation by the Corporation in the Tender Offer of shares of stock of Energy Development Corporation (**EDC**), offered by the Bidder pursuant to the Terms and Conditions of the Tender Offer and, for this purpose, the Corporation is hereby authorized to tender for acceptance and purchase by the Bidder ________ (____) common shares in EDC, at the Tender Offer Price (as defined in the Tender Offer Report dated 3 August 2017), in accordance with and subject to the terms and conditions of the Tender Offer as stated therein;

   "RESOLVED, further, that, for purposes of the Corporation's participation in said Tender Offer, the following officer/s of the Corporation, acting singly, have been constituted to be its duly authorized agents, whose respective signatures shall bind the Corporation, to wit:

   (a) ________________________

   (b) ________________________

   (c) ________________________

4. The specimen signatures of the foregoing signatories of the Corporation are as follows:

Name	Specimen Signature
______________________	______________________
______________________	______________________
______________________	______________________

5. The above-quoted Board resolutions are in full force and effect and have not been amended, suspended, revoked nor in any manner superseded as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand on this ____________ in __________, Philippines.

____
Corporate Secretary

SUBSCRIBED AND SWORN TO before me this _______________ at ________________ affiant exhibited to me his/her _________________ Number ___________ issued at _____________ on _____________.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2017.

Attachment 4 to the Application to Tender Shares:
Form of Affidavit of Loss

REPUBLIC OF THE PHILIPPINES)
______________________________) S.S.

AFFIDAVIT OF LOSS

I, ____________________, of legal age, _______________ (nationality), married / single, and a resident of ________________, after having been duly sworn in accordance with law, do hereby depose and state:

That I am a stockholder of ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company**), owning ______________ common shares registered under the name ______________________, represented by the following Certificates of Stock:

Certificate No.	**Number of Shares**

That the above-mentioned certificates of stock were discovered missing and have not been found or located despite diligent search;

That the above-mentioned certificates of stock have not been sold, pledged, mortgaged, nor in any way encumbered by me, and that they are free from any lien or encumbrances;

That this affidavit has been executed for the purpose of securing new certificate/s in replacement of the certificates of stock mentioned above and to request the Company to take the necessary steps to prevent the negotiation or transfer of said lost certificate/s.

IN WITNESS WHEREOF, I have hereunto set my hand on this ____________ at __________, Philippines.

____
Affiant

SUBSCRIBED AND SWORN TO before me this _______________ at ________________ affiant exhibited to me his/her _________________ Number ___________ issued at ______________ on ________________.

Doc. No. ___;
Page No. ___;
Book No. ___;
Series of 2017.

Attachment 5 to the Application to Tender Shares:
Transfer of Shares from Deceased Stockholders to His/Her Heirs

Documents to be submitted:

- Original certificate(s) of the deceased stockholder' shares of stock
- Certified true copy of the Death Certificate
- Certification from the Commissioner of Internal Revenue attesting to the payment (or exemption from payment) of the estate tax, as required by the Philippine National Internal Revenue Code. If the shareholder is a non-resident, certification from the proper office of the Philippine Embassy or Consulate that the estate taxes due the Philippine Government under Title III, Section 78 of the Philippine National Internal Revenue Code have been paid; if the estate is tax-exempt, certification to this effect should be secured from the Philippine Consulate Office
- A two-year Heir's Bond issued by a duly accredited bonding company in an amount equivalent to the total estimated market value of the shares left by the deceased and the expected dividends thereon for the two-year period. Otherwise, the new stock certificate in the name of the heirs shall be released after a period of two years from the date of the last date of publication of the extrajudicial partition, pursuant to Section 4, Rule 74 of the Rules of Court of the Philippines

The transfer of a deceased stockholder's shares to his/her heir(s) may be done in two ways, to wit:

1. Judicially (through court proceedings); or
2. Extra-judicially (out-of-court settlement of estate).

Additional Documents:

1. If the estate of the deceased stockholder is settled judicially, whether testate or intestate, the heirs have to submit the following:

    - Certified true copy of the Death Certificate
    - Original certificate(s) of the deceased stockholder' shares of stock
    - Letters of Administration/Testamentary, issued by the probate court/court
    - Certified true copy of the Court Order approving the disposition of the shares, the partition, or probate of will

2. If the estate is settled extrajudicially, the heirs have to submit the following:

    - Original signed or certified true copy of the Deed of Extrajudicial Settlement or an Affidavit of Self-Adjudication, as applicable. The Deed of Extrajudicial Settlement or the Affidavit of Self-Adjudication, as applicable, must be registered with the Register of Deeds of the decedent's last known residence
    - Affidavit of Publication of the notice of the estate's settlement in a newspaper of general circulation, once a week for three consecutive weeks

Note: If the stockholder is a non-resident, all the documents to be submitted should be duly authenticated by the proper officer of the Philippine Embassy or Consulate.

Attachment 6 to the Application to Tender Shares:
Instructions to Brokers and Letter to the Tender Office Agent

INSTRUCTIONS TO BROKERS

In connection with the tender offer by **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) to acquire common shares in ENERGY DEVELOPMENT CORPORATION (**EDC** or the **Company**), the following are the stock transfer guidelines for brokers who hold shares of their clients in the Company under their respective Philippine Depositary Trust Corporation (**PDTC**) accounts (the **Participating Brokers**).

The Bidder is proposing to acquire the Tender Offer Shares (as herein defined) at the Tender Offer Price (as herein defined) in accordance with the Terms and Conditions of the Tender Offer. The Tender Offer Shares consist of up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) common shares of the Company, comprising approximately 31.7% of its outstanding voting shares of the Company (the **Tender Offer Shares**). The consideration for the Tender Offer Shares shall be ₱7.25 per common share (the **Tender Offer Price**), excluding any customary selling charges and any selling broker's commission and taxes thereon (all of which shall be for a tendering shareholder's account), payable in cash or by check beginning on the Settlement Date.

Participating Brokers should inform their clients that all shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**) are eligible to participate in the Tender Offer. The Tender Offer Period shall begin at **9:00 am** on **10** August 2017 and end at 12:00 pm of **18** September 2017. Only those shares electronically transferred to BDO Securities Corporation (the **Tender Offer Agent**) as of 12:00 pm of **18** September 2017 are eligible for the Tender Offer. Shareholders of the Company may withdraw the tendered securities any time during the Tender Offer Period in accordance with the procedures set out in the Tender Offer Report.

Should their clients wish to participate in the Tender Offer, the Participating Brokers should request such clients to issue a formal instruction for said Participating Brokers to electronically transfer their Common Shares in the Company to the Tender Offer Agent who will act as custodian for such Common Shares. Changes for withdrawal and/or transfer will be for the Participating Broker's account.

For orderly transfer and accurate tracking, the Participating Brokers should deliver an originally-signed letter to the Tender Offer Agent (in substantially the attached form) citing the exact number of Shares being transferred under the Tender Offer.

LETTER TO BDO SECURITIES CORPORATION
FROM PARTICIPATING BROKERS
DELIVERING SHARES OF THEIR CLIENTS

To:

BDO SECURITIES CORPORATION
20th Floor, South Tower
BDO Corporate Center
7899 Makati Avenue
Makati City, Philippines

Date

Attention: MS. EDNA ODULIO

Madam:

____ (Name of Participating Broker) is delivering ______________ common shares of ENERGY DEVELOPMENT CORPORATION (the **Subject Company**) from our clients who wish to participate in the Tender Offer by **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) under the Terms and Conditions of the Tender Offer (Exhibit "A" of the Tender Offer Report, that is, SEC Form 19-1, and any and all of its annexes, exhibits, and schedules, dated 3 August 2017 filed by the Bidder with the Securities and Exchange Commission on 3 August 2017), which we have read and understood. Our clients commit to sell and authorize BDO Securities Corporation (the **Tender Offer Agent**) to sell these shares to the Bidder for the Tender Offer Price indicated in, and subject to, the said Terms and Conditions of the Tender Offer. These common shares will be held in custodianship by the Tender Offer Agent until such time that the transfer of these common shares of the Subject Company to the Bidder has been effected by the Tender Offer Agent.

Thank you.

Very truly yours,

________________________ ______________________
Broker's Name PDTC Account No.

By:

____
Signature over Printed Name
of Authorized Signatory/ies

Telephone Number :
Fax Number :

ACCEPTANCE AND CONFORME

The Tender Offer Agent hereby accepts ____________________ common shares of ENERGY DEVELOPMENT CORPORATION from the foregoing broker and shall hold these shares in custody under the terms and conditions of the Tender Offer.

Duly accepted and with our conformity:

____________________________	______________________
BDO Securities Corporation Authorized Signatory	Date

Attachment 7 to the Application to Tender Shares:
Partnership Resolution

IRREVOCABLE POWER OF ATTORNEY FOR PARTNERSHIP STOCKHOLDERS RELATING TO A PROPOSED OFFER TO BUY SHARES IN ENERGY DEVELOPMENT CORPORATION

_________________________ *[Name of Partnership]* (the "**Partnership**"), with address at ____, HEREBY IRREVOCABLY APPOINTS _________________________ *[Name of Broker]* (the "**BROKER**"), acting through any of its directors or officers, to be the attorney-in-fact of the Partnership, to act in the name of the Partnership and on the Partnership's behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale or transfer of the _______________ *[number of shares]* common shares, held by the Partnership in Energy Development Corporation ("**EDC**") (the "**Shares**") in favor of **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** ("**Bidder**") under the Terms of the Tender Offer (Exhibit A of SEC Form 19-1 filed by the Bidder with the Securities and Exchange Commission ("**SEC**")), and in particular:

(a) to represent and warrant, as the Partnership hereby represents and warrants, to the Bidder that: (i) the Partnership is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) the Partnership can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) Bidder will obtain full and valid title to Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by the Partnership to EDC or to any other entity in respect of these securities; and (v) the transfer of the Shares to the Bidder shall not constitute a breach of the constitutive documents of the Partnership or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or the partnership or its assets or properties;

(b) to sell the Shares to the Bidder through the Philippine Stock Exchange ("PSE") at the Tender Offer Price (as defined in the Tender Offer Report dated 3 August 2017) (exclusive of block sales fees and charges (such as any selling broker's commissions, payable by the Partnership, as applicable, and the taxes thereon), which are for the selling shareholder's account) in accordance with the Terms and Conditions of the Tender Offer;

(c) to sign, execute, and complete on behalf of the Partnership any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same is effected in the stock and transfer book of EDC and in the system of the Philippine Depository & Trust Corp.;

(d) to receive and accept the payment for the Shares on behalf of the Partnership pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Irrevocable Power of Attorney and holding the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly or indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Irrevocable Power of Attorney shall automatically lapse without need of any act on the part of the Partnership; and provided further that this Irrevocable Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

This Irrevocable Power of Attorney is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer filed by the Bidder with the SEC, or any extended date approved by the SEC. If the sale is not made by such date, this Irrevocable Power of Attorney shall automatically lapse without need of any act on the part of the Partnership.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this ________ day of ____________ 2017.

____
(Signature over Printed Name of Authorized Signatory/ies of Partnership Stockholder)

____
Signature over Printed Name of Witness

____
Signature over Printed Name of Witness

Attachment 8 to the Application to Tender Shares:
Form of the Specimen Signature Card

Account No. ________________

Individual ☐

Corporate ☐

Date: ______________________

SPECIMEN SIGNATURE CARD

NAME (Print)

Address

TIN	Tel No.		Citizenship
For Individual Applicants: Specimen Signatures (Please Sign Twice)	1.) 2.)	1.) 2.)	
For Corporate Applicants:			Signature Verified:
Use Reverse Side for Specimen Signatures			
Important: Certificates will not be transferred unless a specimen signature of the stockholder is on file with the transfer agent of the Company. For your protection, please fill out this card and return to: Securities Transfer Services, Inc. (STSI) G/F Benpres Bldg., Exchange Rd. cor. Meralco Ave., Pasig City Philippines			

FOR CORPORATE APPLICANTS ONLY

Corporate Officers authorized to sign and endorse certificates:

Signature Requirement: □ Any One □ Any Two □ Any ___ of the following:

Name & Position	Specimen Signature
1 ____________________	1 ____________________
	2 ____________________
2 ____________________	1 ____________________
	2 ____________________
3 ____________________	1 ____________________
	2 ____________________
4 ____________________	1 ____________________
	2 ____________________

Please attach all the relevant documents
such as Board Resolutions
authorizing the above officers to sign.

Exhibit C - Confirmation From Financial Adviser that resources available to the Bidder are sufficient to satisfy full acceptance of the Tender Offer

J.P.Morgan

3 August 2017

SECURITIES AND EXCHANGE COMMISSION
PICC Complex
Roxas Boulevard, Metro Manila Philippines

Attn: Director Vicente Graciano P. Felizmenio, Jr.
Markets and Securities Regulation Department

Gentlemen:

We write with reference to the SEC Form 19-1 dated and filed on 3 August 2017 by Philippines Renewable Energy Holdings Corporation (the "Bidder") with the Securities and Exchange Commission in connection with a tender offer (the "Offer") for up to Eight Billion Nine Hundred Million (8,900,000,000) issued and outstanding common shares, with a par value of ₱1.00 each, in the capital stock of Energy Development Corporation, at a tender offer price of ₱7.25 per Common Share (the "Tender Offer Price").

We hereby confirm that capital infusion from the Bidder's controlling shareholder, Philippines Energy Markets B.V. in the aggregate amount of up to ₱64,525,000,000 for the purpose of fully funding the Offer in cash, has been arranged by the Bidder. Subject to the satisfaction of the conditions of such infusion, we confirm that there will be financial resources available to the Bidder sufficient to satisfy full acceptance of the Offer on the basis of the Tender Offer Price.

This letter does not constitute a guarantee and should not be viewed as an express or implied commitment by us to provide any funding. This letter is provided on the basis of the information made available to us, as of the date hereof. It should be understood that subsequent developments may affect the contents of this letter and that we do not have any obligation to update, revise, or reaffirm this letter. This letter shall not confer rights or remedies upon, any shareholder, creditor or any other person, and any recourse under this letter is limited to the Bidder and its assets.

Very truly yours,

J.P. Morgan

J.P. Morgan Securities (Asia Pacific) Limited

EXHIBIT "D" to the Tender Offer Report
Announcement of Intention to Make a Tender Offer to
Common Shareholders of the Company

3 August 2017

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION

This is to advise you that **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) is intending to acquire through a public and voluntary tender offer (the **Tender Offer**), subject to satisfaction of certain conditions, up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) common shares of **ENERGY DEVELOPMENT CORPORATION** (the **Company**) (representing approximately 31.7% of its outstanding voting shares) from shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), at the tender offer price of Seven Pesos and Twenty Five Centavos (₱7.25) per common share.

A Tender Offer Report (in the form of SEC Form 19-1, including its annexes, exhibits and schedules) has been filed with the Securities and Exchange Commission, the Philippines Stock Exchange and the Company on 3 August 2017, which contains, among others, the terms and conditions of the Tender Offer. Copies of the Tender Offer Report and the relevant tender offer materials will be sent to each common shareholder separately.

Yours truly,

The Board of Directors
PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION

EXHIBIT "E" to the Tender Offer Report

NOTICE OF THE TENDER OFFER
TO COMMON SHAREHOLDERS OF THE COMPANY

TO HOLDERS OF COMMON SHARES OF ENERGY DEVELOPMENT CORPORATION (EDC)

All holders of shares of common shares of **ENERGY DEVELOPMENT CORPORATION** (the **Common Shareholders** and the **Company**, respectively) are hereby notified that on 3 August 2017, **PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION** (the **Bidder**) filed a Tender Offer Report (SEC Form 19-1, including any and all of its annexes, exhibits and schedules) with the Company, the Securities and Exchange Commission (**SEC**) and the Philippine Stock Exchange (**PSE**). The Bidder is prepared to acquire through a public and voluntary tender offer (the **Tender Offer**), subject to the terms and conditions of the Tender Offer as stated in the Tender Offer Report (the **Tender Offer Conditions**), up to (**and only up to**) Eight Billion Nine Hundred Million (8,900,000,000) common shares of the Company (the **Tender Offer Shares**, representing approximately 31.7% of its outstanding voting shares) from shareholders of the Company other than Red Vulcan Holdings Corporation (**Red Vulcan**), at the tender offer price (the **Tender Offer Price**) of Seven Pesos and Twenty Five Centavos (₱7.25) per common share.

Background on the Tender Offer

The Tender Offer is being conducted by the Bidder in accordance with the Bidder's undertakings under an Implementation Agreement (the **Agreement**) entered into by the Bidder, Red Vulcan, First Gen Corporation (**First Gen**), and Northern Terracotta Power Corporation (**NTPC**) on 3 August 2017. Under the Agreement, in consideration of certain undertakings by the parties, the Bidder agreed to acquire through the Tender Offer the Tender Offer Shares. The Agreement further provides that:

(a) The parties agreed that the obligation of the Bidder to purchase the Tender Offer Shares through the Tender Offer will be under the condition (among others) that: during the course of the Tender Offer, at least Six Billion Six Hundred Million (6,600,000,000) Common Shares, or Common Shares representing approximately 23.5% of the total outstanding voting shares of the Company will have been

    (i) validly tendered (which means offered for sale to the Bidder) by the Company's shareholders other than Red Vulcan,
    (ii) eligible for or otherwise capable of acceptance for purchase by the Bidder, and
    (iii) accepted for purchase by the Bidder,

    in each case, in accordance with the terms and conditions of the Tender Offer as prescribed by the Bidder (the **Tender Threshold Condition**).

(b) The parties agreed to carry out (or cause to be carried out) certain transactions that intend to convert the Company from a public company and a reporting issuer, into a non-public company and a non-reporting issuer.

(c) Subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the Securities Regulation Code (**SRC**), First Gen and NTPC, which are affiliates of Red Vulcan and the Company, will participate in the Tender Offer. They will offer One Billion Nine Hundred Seventy Eight Million One Hundred Nineteen Thousand Seven Hundred (1,978,119,700) Common Shares held by them to the Bidder.

A summary of the key terms of the Agreement is provided in Exhibit G to the Tender Offer Report.

The Tender Offer

Subject to the Tender Threshold Condition and the terms and conditions of the Tender Offer as provided in Exhibit A to the Tender Offer Report (the **Tender Offer Conditions**), the Bidder is conducting the Tender Offer for the Tender Offer Shares, at the Tender Offer Price, which is payable in cash or by check in accordance with the procedures set forth in the Tender Offer Report.

The Tender Offer Price does not include customary selling charges which shall be for a tendering shareholder's account. After deducting customary selling charges from a tendering shareholder's account, the net Tender Offer Price will be Seven Pesos and Twenty One Centavos (₱7.21). Further, the customary selling charges that will be deducted by the Bidder do not include any selling broker's commission and/or any taxes thereon, which shall be payable by a tendering shareholder and/or their broker.

The maximum aggregate purchase price of the Tender Offer Shares that may be payable by the Bidder under the Tender Offer is approximately Sixty Four Billion Five Hundred Twenty Five Million Pesos (₱64,525,000,000.00). J.P. Morgan Securities (Asia Pacific) Limited has confirmed that the Bidder has sufficient resources, including cash, which are available to satisfy full acceptance of all of the Tender Offer Shares that may be tendered pursuant to the Tender Offer.

The Bidder intends to pay for the Tender Offer Shares tendered and accepted for purchase on the settlement date (the **Settlement Date**), which shall be nine (9) business days from the lapse of the Tender Offer Period (as hereafter defined).

The Tender Offer shall start at 9:00 am on 10 August 2017 and end at 12:00 pm of 18 September 2017 (the **Tender Offer Period**), during which period any tendering shareholder of the Company may offer all or a portion of their Common Shares in the Company for sale to the Bidder in accordance with, and subject to the terms and conditions of, the Tender Offer. Common Shares to be tendered (the **Tendered Shares**), if any, and accepted by the Bidder for purchase, are intended to be sold to and purchased by the Bidder by way of block sale through the facilities of the PSE (subject to approval by the PSE) on 29 September 2017 (the **Cross Date**).

Without prejudice to the right of the Bidder (subject to prior approval by the SEC) to extend the Tender Offer Period, should any of the business days during the period from 10 August 2017, the commencement of the Tender Offer Period and 29 September 2017, the Cross Date, inclusive, be officially declared as non-working holidays after the filing of the Tender Offer Report on 3 August 2017, the Tender Offer Period shall be extended by the number of business days corresponding to those which were declared as non-working holidays. For purposes hereof, a "business day" shall mean any day other than a Saturday, Sunday, or a non-working holiday on which banks are required to be open for business in Makati City, Philippines.

Any Common Shareholder who wishes to offer all or a portion of its/his/her shares for sale to the Bidder in accordance with the Tender Offer (in this context, a **Tendering Shareholder**) may do so by securing an Application to Tender Shares in the form provided as Exhibit B of the Tender Offer Report (the **Application Form**), and submitting a duly accomplished Application Form in triplicate together with all documentary requirements (the **Tender Offer Documents**) to the Tender Offer Agent, **BDO Securities Corporation**, at the **20th Floor, South Tower, BDO Corporate Center, 7899 Makati Avenue, Makati City**.

For inquiries on the Tender Offer, please contact any of the following personnel of BDO Securities Corporation:

- **Ms. Edna Odulio, Tel. No. +63 (2) 840-7000 local 34560**
- **Ms. Abigail Britos, Tel. No. +63 (2) 840-7000 local 32583**
- **Mr. Donald Buensuceso, Tel. No. +63 (2) 840-7000 local 33667**

Application Forms together with all documentary requirements must be received by the Tender Offer Agent not later than 12:00 pm of 18 September 2017.

For inquiries about the number of Common Shares of a shareholder in the Company, please contact **Securities Transfer Services, Inc.**, the Company's Stock Transfer Agent, at **G/F Benpres Bldg., Exchange Rd. cor. Meralco Ave., Pasig City, Telephone No. +63 (2) 490-0060, E-mail: stsi@stsi.ph**.

Tendering Shareholders who hold stock certificates and who wish to offer all or a portion of their Common Shares for acceptance and sale to the Bidder should, within the Tender Offer Period: (i) present their original stock certificates to the Stock Transfer Agent at its office as stated herein for authentication by the Stock Transfer Agent, and (ii) upon due authentication by the Stock Transfer Agent, submit their original stock certificates duly endorsed in blank and the duly accomplished Application to Tender Shares (the **Application**), together with all the requirements stated therein, to the Tender Offer Agent at its address as stated above.

On the other hand, Tendering Shareholders whose shares are lodged with the Philippine Depository Trust Corporation (**PDTC**) and who wish to participate in the Tender Offer should instruct their brokers (**Participating**

Brokers) to accomplish and submit, on their behalf, the Application Form together with all requirements stated therein and instruct their Participating Broker to electronically transfer their Common Shares which they intend to tender to the Tender Offer Agent for receipt by the Tender Offer Agent prior to 12:00 pm of 18 September 2017.

In addition:

If you are a CORPORATE SHAREHOLDER, please submit the following:

1. Certified true copies of the SEC Registration, the latest Articles of Incorporation and By-laws of the shareholder or equivalent constitutive documents thereof.

2. A notarized Secretary's Certificate substantially in the form prescribed by the Bidder setting forth resolutions of the tendering shareholder's Board of Directors authorizing the tender and sale of the Company's shares and designating the signatories for the purpose.

3. Copy of the latest General Information Sheet (GIS) filed with the SEC or any equivalent documents thereof and certified as a true copy of the original by the Corporate Secretary or equivalent persons having official custody of corporate shareholder's records.

4. Two (2) duly accomplished specimen signature cards containing the specimen signature of the Applicant's designated authorized signatories and verified by the Applicant's Corporate Secretary or equivalent person having official custody of corporate shareholder's records.

If you are an INDIVIDUAL SHAREHOLDER, please submit the following:

1. Two (2) valid identification cards containing the photo and specimen signature of the shareholder.

2. For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney substantially in the form prescribed by the Bidder (*N.B.* Endorsement of stock certificate/s must be made by the shareholder himself).

3. Two (2) duly accomplished signature cards containing the specimen signature of the shareholder and verified by his broker (the name of the broker and the broker's signatory must be specified) or officer of the bank (the name of the bank and the bank's officer must be specified) where he is maintaining an account.

If you have lost your share certificates:

Shareholders who have lost their share certificates are required to submit (1) a notarized Affidavit of Loss in the form prescribed by the Bidder, (2) together with a copy of the affidavit of loss as published in a newspaper of general circulation, one (1) original of the Affidavit of Publication executed by the relevant publishing entity attesting that the affidavit of loss and the details required under Section 73 of the Corporation Code of the Philippines have been published in a newspaper of general circulation in the place where EDC has its principal office once a week for at least three consecutive weeks, and (3) an applicable surety bond in an amount of twice the closing price per share of the EDC shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate, which bond shall run for a period of one year.

If you are a PARTNERSHIP, please submit the following:

1. Copy of SEC Registration or any equivalent constitutive document of the shareholder certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.

2. Copy of the latest Articles of Partnership or equivalent constitutive document of the shareholder certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.

3. Notarized Partnership Resolution authorizing the sale of the shareholder's EDC common shares, designating signatories for the purpose and indicating the specimen signature of the signatories, substantially in the form prescribed by the Bidder.

4. Two (2) duly accomplished signature cards containing the specimen signature of the shareholder's designated authorized signatories and verified by the shareholder's Partnership Secretary or equivalent person having official custody of the partnership records.

Delivery of each required document in relation to the Tender Offer to the Tender Offer Agent shall be deemed made only upon actual receipt thereof by the Tender Offer Agent.

The Bidder or Tender Offer Agent reserves the right to require any Tendering Shareholder (or any person acting on its behalf, including any Participating Broker) to present or submit additional documents for purposes of, among others, enabling the Bidder or Tender Offer Agent to determine the validity, eligibility, and acceptability of any Tendered Shares. Defective applications (*e.g.*, with discrepancy between the specimen signatures on file and the endorsement) must be corrected within the Tender Offer Period to avoid being rejected by the Bidder. **Hence, Tendering Shareholders are strongly urged against tendering at the last minute to allow sufficient time to correct any deficiency in their application (or any document submitted in support thereof). Tendering Shareholders are also urged to indicate their telephone numbers in their respective Application Forms to allow the Tender Offer Agent to inform them immediately of any deficiency in their applications.**

Acceptance of any or all of the Tendered Shares by the Bidder for purchase pursuant to the Tender Offer is subject to the fulfilment (or waiver, in the Bidder's sole discretion) of all conditions set forth in the Tender Offer Report, including in particular the Tender Threshold Condition.

The Bidder has the right to withdraw the Tender Offer at any time prior to the Settlement Date if any of the Tender Offer Conditions are not met to its satisfaction, provided that written notice of the withdrawal of the Tender Offer shall be sent to all Tendering Shareholders on or before Settlement Date.

Any or all Tendered Shares may be withdrawn by the relevant Tendering Shareholder at any time during the Tender Offer Period by submitting a written request for the withdrawal of the relevant Tendered Shares, together with a copy of the Tendering Shareholder's Copy of the Application issued by the Tender Offer Agent. The last day to withdraw tendered Tender Offer Shares shall be on 12:00 pm of 18 September 2017.

For a withdrawal to be effective, the written request of withdrawal must be timely received by the Tender Offer Agent at the address stated above. The written request for the withdrawal of any Tendered Shares must specify: (a) the name of the Tendering Shareholder, and (b) the number of Tendered Shares to be withdrawn. If the stock certificates evidencing the Tendered Shares have been delivered to the Tender Offer Agent, the serial number of such certificates must likewise be indicated in the written request for withdrawal. The Bidder has the right, in its sole discretion, to determine the validity of the written request for withdrawal.

Any Tendered Shares that are withdrawn in accordance herewith shall be returned in the same form they were received to the PDTC Participant within twenty (20) business days from the end of the Tender Offer Period. The cost of returning the Tender Offer Shares shall be borne by the shareholder making the withdrawal.

In the event that the Tendered Shares (following acceptance by the Bidder of the Applications from Tendering Shareholders) exceeds Eight Billion Nine Hundred Million (8,900,000,000) Common Shares, the Tendered Shares (including those owned or tendered by First Gen and NTPC) shall be scaled back on a *pro rata* basis (and rounded down to the nearest share), pursuant to Rule 19.9.5 of the implementing rules and regulations of the SRC. Tendering Shareholders whose Tendered Shares have been scaled back shall be notified of such fact by the Tender Offer Agent on or before the Settlement Date.

Tendering Shareholders are advised to read the Application Form, the Tender Offer Report (including in particular the Terms and Conditions of the Tender Offer appended as Exhibit A thereof) as filed by the Bidder with the SEC, PSE and the Company. For queries, please contact the Tender Offer Agent at the contact details set forth below. Copies of the Application Form and the Tender Offer Report may also be obtained by Common Shareholders, free of charge, from the following:

BDO SECURITIES CORPORATION

Address:	**20th Floor, South Tower, BDO Corporate Center**
	7899 Makati Avenue, Makati City
Attention:	**Stanley Ang**
Tel No.:	**+632 840-7000**
Fax No.:	**+632 878-4156**

Yours truly,

The Board of Directors
PHILIPPINES RENEWABLE ENERGY HOLDINGS CORPORATION

P&A Grant Thornton

Philippines Renewable Energy Holdings Corporation

Valuation and fairness opinion on the shares of Energy Development Corporation as of 31 March 2017



July 2017



Private and Confidential

Advisory Services Division

P&A Grant Thornton
19F Tower 1, The Enterprise Center
6766 Ayala Avenue
Makati City 1200
Philippines

T +63 2 988 2288
F +63 2 886 5577
www.grantthornton.com.ph

Philippines Renewable Energy Holdings Corporation
Level 22, 6750 Office Tower Ayala Avenue, Ayala Center
Brgy San Lorenzo, Makati City
Philippines 1223

26 July 2017

Dear Directors,

Valuation and fairness opinion report

We have pleasure in enclosing a copy of our report for the valuation study conducted on **Energy Development Corporation (EDC** or **the Company)**. Details of the scope and process of our work are set out in the 'Scope of work' subsection, which you should also read. We wish to thank the management, officers and employees of all the companies involved for their assistance during the engagement. If you have any question in respect of this report, you may contact us at +63 917 897 9713.

This report is confidential and has been prepared for **Philippines Renewable Energy Holdings Corporation (PREHC)** for its planned tender offer on EDC's shares. We understand that this report may be disclosed to the Securities and Exchange Commission (SEC), PSE, shareholders of EDC (as part of the tender offer materials) and other relevant government agencies. However, to the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than PREHC for our work, our report and other communications, or for any opinions we have formed.

Yours faithfully
Punongbayan & Araullo

Emiliano S. Librea III
Partner, Advisory Services
CPA No. 0097712
TIN No. 201 773 600 000

Certified Public Accountants
Member firm within Grant Thornton International Ltd
Punongbayan & Araullo is a general professional partnership registered in the Philippines No: P-43896.
Registered office: 20th Floor, Tower 1, The Enterprise Center, 6766 Ayala Avenue, Makati City 1200.
A list of branches is available from our registered office.

Contents

Section 1: Executive summary

Background
Result of our work
Important notice

Background

About the engagement

Philippines Renewable Energy Holdings Corporation (PREHC) is a wholly-owned subsidiary of Philippines Energy Markets B.V. (PEMB). PREHC is conducting a voluntary tender offer for up to 47.5% of the common shares of Energy Development Corporation (EDC or the Company), a publicly listed company in the Philippines. EDC is the Philippines' largest vertically-integrated geothermal company, with a total capacity of 1,457.8MW of clean and renewable energy. In 2016, the Company generated a revenue of Php34.2 billion and a net income of Php9.7 billion.

On or before the closing or completion of the tender offer, PEMB will be owned and held by a consortium of investors comprised of funds managed by Macquarie Infrastructure Management (Asia) Pty Limited, Singapore Branch, which is a member of Macquarie Infrastructure and Real Assets (MIRA), and Arran Investment Pte Ltd, which is an affiliate of GIC Pte Ltd.

In line with this, PREHC has invited **Punongbayan & Araullo (P&A)**, a member firm within **Grant Thornton International**, to conduct a valuation study and provide fairness opinion on EDC as of 31 March 2017. P&A is a PSE-accredited firm to issue fairness opinions and valuation reports per memorandum CN-No. 2016-0084 dated 15 December 2016. Such accreditation is effective for a period of one (1) year from 15 December 2016 to 15 December 2017.

Period of our fieldwork

Our engagement was performed in the periods between 10 July 2017 and 21 July 2017. Events and circumstances occurring after the date of our report will, in due course, render our report out of date; accordingly, we will not accept a duty of care nor assume a responsibility for the decisions and actions which are based upon such an out-of-date report. Additionally, we have no responsibility to update this report for events and circumstances occurring after this date.

Scope of work

Our work focused on the areas set out in our Letter of engagement dated 10 July 2017. The procedures we performed are summarized as follows:

1. Obtained and analyzed the audited consolidated financial statements of EDC for 2016 and unaudited financial statements for the first quarter of 2017;
2. Derived the net asset value (NAV) of EDC based on unaudited financial statements as of first quarter of 2017;
3. Estimated the appropriate discount rates to be used for the dividend discount model (DDM) valuation;
4. Estimated the range of equity values of EDC using the dividend discount model (DDM) approach;
5. Researched and identified comparable listed renewable energy companies;
6. Estimated the fair value of EDC using market-based approaches based on the identified comparable companies and available market data;
7. Verified the closing trading prices of EDC shares as of 31 March 2017 and as of the writing of this report; and,
8. Analyzed the results of the valuation exercise and defined the range of fair values for EDC.

Results of our work

Results of work

In estimating the range of fair values of EDC's equity, the Company's current operations and value drivers were taken into consideration. EDC is engaged in the business of operating geothermal energy and other indigenous renewable energy projects in the Philippines. As such, its value is driven by the capacity of its plants approximated by the value assets it currently holds, its contracts and the demand for power, and the efficiency of operating its plants. Furthermore, with consideration of EDC's financial performance, its long operating history and the need for electricity by consumers and businesses, the Company can be considered to have future earning potential. Hence, the net asset value (NAV) method, DDM approach, and market-based approaches, specifically on the PEM and EV/EBITDA, can be considered in valuing EDC.

Since the net asset value of a company relies on a company's asset value, the NAV may be used to value asset-intensive businesses such as EDC. These assets need to be adjusted to reflect their current fair market value; and the value of intangible assets and contingent liabilities must be considered as well. However, without representations from a representative of the Company, there is no basis for revaluation of assets and consideration of other adjustments. Hence, this method was deemed not appropriate for this valuation study.

On the other hand, under the earnings-based approach, the Dividend Discount Model (DDM) can be used to estimate the fair value of a company with history of dividend payments that approximate the Company's free cash flows to equity and have a consistent relationship with earnings. In the case of EDC, annual dividends declaration have been made since 2007. The dividends were consistently around 50% of earnings in the more recent years and 82% of free cash flows to equity, on the average. Together with the consideration of EDC as having future earnings potential, these make the DDM approach appropriate for the estimation of EDC's fair value.

Likewise, the market-based approach may factor in the future earning potential and consider a company's value drivers. For a company that relies on ability to sell generated electricity and on efficiency of operations to primarily drive earnings and cash flows, a consideration of EBITDA and earnings-based multiples were deemed appropriate.

In choosing comparable companies, it was considered that EDC's services mainly involve power generation through clean and renewable energy, particularly geothermal energy with nil exposure to coal. Furthermore, the emerging markets similar to the Philippines in terms of growth prospects and risk were determined to finally identify companies that are comparable to EDC.

Finally, the 1-month volume-weighted average price (VWAP) of the Company as of 31 March 2017 was considered as the minimum fair value. EDC is an index stock with prices that are traded actively and in effect factors in publicly available past and forward-looking information that affects the value of a company. A 1-month VWAP was deemed applicable as older prices seemed to have reflected market conditions that were no longer applicable as the pertinent quarter ended.

The succeeding table summarizes the values obtained as of 31 March 2017 based on the valuation approaches adopted.

64 of 109

Results of our work

Summary of values

In millions Philippine peso (except for per share values)

Valuation methods	FV per share*	FV of equity
Earnings-based approach		
DDM		
Base case	6.43	120,549.75
Sensitivity I**	5.88	110,193.68
Sensitivity II	7.11	133,137.93
Market-based approach		
PEM	6.11	114,567.36
EV/EBITDA	6.20	116,251.64
1-month VWAP (as of 31 March 2017)	5.97	111,939.66

**P&A used EDC's total issued and outstanding shares of 18,737,010,000 (source: 31 March 2017 unaudited financial statements)*
*** falls below the minimum fair value set at 1-month VWAP as of 31 March 2017*

Based on the preceding table and the discussion presented in the previous paragraphs, the estimated range of fair values of EDC's equity is from **Php111,939.66 million** to **Php133,137.93 million** or from **Php5.97 per share** to **Php7.11 per share**.

Fairness opinion

On the basis of and subject to the foregoing, we are of the opinion that the range of values of listed EDC common shares that is fair from a financial point of view is from **Php5.97 per share to Php7.11 per share** as of 31 March 2017.

This valuation is limited by the unavailability of second quarter data for 2017. In particular, we did not have access to EDC's plans, projections and financial statements as of 30 June 2017, whether at the consolidated or at the subsidiary level. In addition, EDC has not fully disclosed the extent of the impact of the July Leyte earthquake on its operations and its financial situation as of report date and prospectively. This lack of relevant information limits the projection of dividends, the granular adjustments to normalized earnings and EBITDA, and the refinement on the choice of comparables and the adjustment of the book values of SoFP accounts to their fair values. Accordingly, our valuation has been determined as of 31 March 2017.

65 of 109

Important notice

Statement of compliance with SEC requirements

All material assumptions and reasons for the opinion, as well as the justification of the choice of methodologies and description of the methods used are presented in the main body of the valuation report. In compliance with the requirements of the SEC as per *Memorandum Circular No. 13 "Guidelines on the Conduct of Valuation and Issuance of a Fairness Opinion"*, we state the following:

- P&A does not have a committee that approves fairness opinions. The opinion stated herein was discussed and deliberated, within the Advisory Services Division, approved by the engagement partner and concurred by another partner who was not directly involved in the performance of the engagement.
- The opinion herein does not express an opinion about the fairness of the compensation in the transaction to any of the EDC's directors, officers or employees relative to the compensation to the EDC shareholders.
- P&A did not act as a financial advisor to any party to the transaction, and did not receive compensation and/or other significant payments that is contingent on the successful completion of the transaction, for rendering the fairness opinion.
- There were no material relationships during the prior two years or those contemplated between P&A and any party to the transaction in which any compensation was received or intended to be received.
- The procedures for the verification of information pertaining to the assumptions used in the valuation of EDC were discussed in the scope of work of this report.
- P&A is compliant with the International Federation of Accountants Code of Ethics and the Code of Ethics for Professional Accountants in the Philippines.
- A brief description of the firm and the education and professional qualifications of its representatives who conducted the valuation are presented in Appendix M.

Limitations of the engagement

- In conducting the valuation study, P&A analyzed the audited consolidated financial statements of EDC for 2016 and unaudited consolidated financial statements for the first quarter of 2017. The valuation was conducted at the consolidated level with a valuation date of 31 March 2017. No financial statements of EDC's subsidiaries were used in this valuation.
- Please note that P&A's scope of work is limited to a broad analysis of the significant items in the financial statements of the Company to identify possible material adjustments that may be needed. P&A did not perform an audit in accordance with the generally accepted auditing standards and therefore does not express any opinion on the said financial statements of EDC. P&A was not engaged to make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EDC.
- P&A assumes no responsibility nor will express any opinion on the use of unaudited financial statements for the valuation study.
- P&A had no first-hand information nor access on EDC's plans and internal financial projections. This limits the valuation study to publicly available information and also limits the projection of dividends, the granular adjustments to normalized earnings and EBITDA, the refinement on the choice of comparables and the adjustment of the book values of SoFP accounts to their fair values.
- Our Engagement is not specifically designed to detect fraud or irregularities and, as such, there is an unavoidable risk that fraud or irregularities was not be detected.
- Nothing in our work or our report thereon should be construed as advice to proceed or not with the proposed investment undertaking. While the results of our work may be taken into account when you make your decision on the matter, regard must be given to the limitations on the scope of our work, and to a number of other factors, which should be given due consideration. The ultimate decision on whether or not to proceed with the contemplated transaction lies solely with PREHC's management.

Important notice

General

The report is issued on the understanding that the management of PREHC have drawn our attention to all matters, financial or otherwise, of which they are aware which may have an impact on our report up to the date of signature of this report. Events and circumstances occurring after the date of our report will, in due course, render our report out-of-date and, accordingly, we will not accept a duty of care nor assume a responsibility for decisions and actions which are based upon such an out-of-date report. Additionally, we have no responsibility to update this report for events and circumstances occurring after this date.

Confidentiality and reliance

This report is confidential and has been prepared for **Philippines Renewable Energy Holdings Corporation (PREHC)** for its planned tender offer on EDC's shares. We understand that this report may be disclosed to the Securities and Exchange Commission (SEC), PSE, shareholders of EDC (as part of the tender offer materials) and other relevant government agencies. However, we do not assume responsibility for the unauthorized distribution or use of this report by other parties who are not intended recipients thereof, as the matters contained herein may be misunderstood if not placed in the proper context of our engagement. We do not assume any responsibility for any loss or damages arising out of the use of the report by PREHC for any purpose other than equity valuation and fairness opinion of EDC, in relation to PREHC's plan of tender offer. This report should not be used, reproduced or circulated for any other purpose, in whole or in part, without our prior written consent, such consent will only be given after full consideration of the circumstances at the time. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than PREHC for our work, our report and other communications, or for any opinions we have formed.

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Section 2: Methodology

Approaches to valuation

Valuation consideration

Approaches to valuation

In general, it is viewed that the intrinsic worth of a company is supported either by its assets, its earning potential or by comparable companies in the market. However, there is no single correct approach or method of estimating the value of a company. The uncertainties surrounding the estimation of values make it unrealistic to think in terms of a single future estimate. For these reasons, more than one valuation estimation is usually made to cross-check the results of any one method and to define the limits of a reasonable range of fair values for a particular company.

The **asset-based valuation** methodology considers that the value of shares in a company is the net realizable value of company's assets. The net asset value (NAV) method, where equity value is determined as assets less liabilities (including contingent liabilities) and preferred shareholdings, is the most commonly used asset-based valuation approach.

The **earnings-based method**, on the other hand, adopts the viewpoint of a potential investor who considers anticipated earnings or cash inflows as the fundamental basis of common equity value. Common stock value is therefore considered as the present equivalent of future earning. One of the most popular earnings-based method is the discounted cash flow (DCF) method. Under this method, the value of shares in a company is the present value of the sum of future cash flows, discounted at some rate. This method thus requires financial projections. Another approach is the DDM method, where the value of a company with constant dividend declarations can be estimated using the sum of all of the present value of future dividend payments.

The **market-based valuation approach**, as the name suggests, uses actual market information in value estimation. Thus, this approach would be applicable as long as there are comparable listed companies to the company being valued or sales transactions involving comparable companies. Relative valuation methods, which utilize market-based multiples such as the price-earnings, price-to-book value and price-to-sales ratios of listed companies to benchmark the value of a subject company, are the most commonly-used methods under this approach. Relevant comparable transactions (ie acquisitions) are also used as benchmarks, whenever available.

The main considerations and general discussion of the valuation methods used in the engagement are explained in the succeeding sections.


Valuation Approaches
Asset-based
Earnings-based
Market-based
Net asset value (NAV)
Liquidation value
Discounted cash flow (DCF)
Capitalised earnings (CEM)
Dividend discount model (DDM)
Comparable transactions (CTA)
Relative methods:
▪ EV/ EBITDA
▪ Price / earnings
▪ Price-to-book
▪ Others
Valuation methods performed in this Engagement

Approaches to valuation

Hereunder are the details of the valuation methods used for this engagement.

Net asset value (NAV)

The NAV method bases the valuation of a company on the net realizable value of its assets less its liabilities and preferred stockholdings. The most recent audited statement of financial position (SoFP) of the company being valued are typically used as basis for the NAV. Considering the availability of the Company's consolidated financial statements for 2016 and the first quarter of 2017, the trailing-twelve-months net asset value of the Company was calculated.

In applying this method, certain SoFP accounts may have to be adjusted as book values reflect historical costs and do not necessarily reflect the current market value of the Company's assets. Fixed assets are usually adjusted to reflect their appraised values, while receivables and other assets are valued at their realizable amounts. Contingent liabilities, if any, are also considered in the analysis.

Earnings based approach: Dividend discount model (DDM)

The dividend discount model (DDM) is a method of valuing a company's stock price based on the theory that its share is worth the sum of all of its future dividend payments, discounted back to their present value. In other words, it is used to value stocks based on the net present value of the future dividends.

The value is computed as:

$$P = D1 / (r-g)$$

where

P = the estimated value per share;

D1 = value of the next year's dividends;

r = constant cost of equity capital for the company; and,

g = constant growth rate in perpetuity expected for the dividends.

Relative valuation method: Price-earnings multiple

This method considers the common equity value of a given common stock as a multiple of average expected earnings, based on a market ratio. Thus, while this method is generally considered market-based, it is based on earnings as well. The statement of comprehensive income (SoCI)is the appropriate statement to use under this method.

It has been argued that the SoCI provides more useful data than the SoFP in valuing a business enterprise for the following reasons:

1.The value of an operating business arises from its ability to generate income and not from the historical accumulation of assets.

2.Since SoCI data are substantially derived from a reporting period, there is considerably less economic distortion compared to a balance sheet with values stated as of a given date.

To obtain the value of a Company's shares under this method, there are two issues that must be resolved: (1) the estimation of the Company's average expected earnings to be used in the value estimation and (2) the determination of the appropriate price-earnings (PE) multiple. To arrive at the stock value, the relevant earnings base is multiplied by the selected PE multiple (PEM).

Relevant earnings base

Theoretically, the relevant earnings that should be used may be derived either from the past or from the projected operations. However, in practice, investors normally use earnings projections of one year forward.

To obtain a sound basis for estimating the representative results of operations, a subject company's performance must be analyzed. Particular attention should be given to the stability and quality of earnings. As such, extraordinary, non-recurring income, and income from investment or assets not used in operations, should be excluded. Adjustment of earnings should also be made on other unusual factors.

Approaches to valuation

PE multiple

A representative PEM may be derived by evaluating the PEM of listed companies which are comparable to the company under study. Similarities are typically assessed in terms of different factors such as business activity, industry grouping, capitalization, asset structure, turnover level, and growth trends.

Relative valuation method: EV/EBITDA

This valuation methodology measures the price an investor pays (enterprise value) for the benefit of the Company's cash flow (EBITDA). This multiple is capital structure neutral and therefore, can be used to directly compare companies with different levels of debt. Also, EV/EBITDA is often used for comparing companies that have substantial capital investment requirements because in general, companies that invested heavily in fixed assets will have large depreciation expenses which is a non-cash expense. Net profit after tax (NPAT) will not closely resemble that cash flow generating capability of the company. In addition, companies with large fixed asset requirements are principally financed by debt. This creates a large amount of financial leverage and can create significant instability in NPAT compared to the level of instability in cash flow generation. As such, EBITDA is used as a more capital neutral measure of earnings.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

For valuation purposes, EBITDA is calculated by adding back interest, taxes, depreciation, amortization and non-recurring expenses to the net operating income. This calculation is used to measure a company's operational profitability because it takes into account only those expenses necessary to run the business on a day-to-day basis.

EV/EBITDA multiple

A representative EV/EBITDA multiple may be derived by evaluating the EV/EBITDA multiples of listed companies which are comparable to the company under study. Similarities are typically assessed in terms of such factors as business activity, industry grouping, capitalization, asset structure, turnover level, and growth trends.

Valuation considerations

In the course of the valuation exercise, we considered several critical items that had an impact on the values derived as well as the application of the valuation methods. The most critical considerations are as follows:

Dividend discount model

To account for differences in short-term and long-term growth rates, DDM with varying growth rates was adopted. Under this approach, the initial growth rate is computed as the sustainable growth rate using average ROE and retention rate. On the other hand, the terminal growth rate is assumed as the lower value between growth of economy (GDP current) and implied growth rate.

Equity value estimation

In addition to the calculation of enterprise value, the equity value was also estimated. The equity value is the residual amount available to the shareholders of the company, after paying its debt to the creditors. It refers the value of the shareholders' claims on the assets and cash flows, net of debt.

The equity value of the Company was estimated using this formula:

$$EQ = EV + NPA_{FV} - Net\ Debt_{FV} - NCI$$

where,

EQ	*is the equity value;*
EV	*is the enterprise value;*
NPA_{FV}	*is the fair value of non-performing assets;*
$Net\ Debt_{FV}$	*is the fair value of net debt, or debt minus cash; and,*
NCI	*is the value of non-controlling interests.*

When calculating for the equity value, the fair value of the net debt must be deducted from the enterprise value. The fair value of the net debt is computed by subtracting cash and cash equivalents from the long-term debt, including its current portion, the equity of non-controlling interest, and preferred shares.

EDC's line of business

In applying the relative valuation and market-based approaches, comparable listed companies were identified for benchmarking. A number of factors were considered in the selection of comparable companies, including but not limited to business mix, operations, profitability, and industry classification.

The average multiple of the selected comparable companies are used for the computation of the equity value under relative valuation approach. EDC's business can be classified as renewable energy generation and distribution. Likewise, comparable companies were selected from the renewable energy industry in emerging markets aligned with the economy of the Philippines.

Renewable energy companies

EDC is a company that mainly uses geothermal energy and other renewable energy sources (ie solar, hydropower, and wind power) in its generation of electricity. Despite sharing the same operations as power generation companies that are of coal-powered plants, the cost structure of companies using renewable energy is different. Construction costs are similar for renewable and coal power plants. However, after construction is completed, renewable plant's costs for operations and maintenance are lower than coal power plants. Coal, while certainly cheaper than other fuel sources, costs higher for operations and maintenance, with the cost of fossil fuels that are extremely sensitive to changes in the underlying fuel price (*Sources: Department of Energy and Mineral Engineering, PennState; Undersolar)*.
Also, the risk environment for renewable energy companies and other thermal companies (ie coal and fuel) are different. Thermal companies are exposed to fuel supply and coal price risk due to unpredictable spikes in the global market that are sensitive to political risks in coal and fuel-exporting countries such as China and/or Middle East countries, while renewable energy companies are not.
Due to these considerations, we opted to use companies that are either fully or mainly powered by renewable energy sources as comparable companies.

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Valuation considerations (cont'd)

Volume-weighted average price (VWAP)
EDC is listed in the local bourse and is an index stock with local and foreign following, particularly equity brokerage firms that act as conduit in making financial and operation information and data on the Company available to institutional and retail investors. The Company's stock may already be factoring in past and forward-looking available information on the different drivers of the value of the Company. As such, the VWAP may be a reliable basis of EDC's fair value per share and is considered in determining the range of fair values of equity of the Company.

Section 3: Valuation results

Valuation results

EDC is a geothermal energy industry pioneer and a recognized world leader in wet steam field technology. In the Philippines, EDC is the largest vertically integrated geothermal company, delivering 1,457.8MW of clean and renewable energy. It was established in 1976 in response to the need for alternative and indigenous energy solutions during the global oil crisis that crippled import-dependent countries such as the Philippines. Considering this and its sales trend, the Company is in the maturity stage of its life cycle. Taking into account various factors such as its survival for a long period of time, the necessity for its products, its market position as implied in relevant market and industry reports, the Company can be expected to generate future cash flows and considered a going concern.

Together with the above considerations, factors that were specific to each valuation approach were determined and taken into account. The process of determining these factors and their interplay with the aforesaid considerations is presented in the succeeding subsections.

One particular consideration across the approaches is the number of outstanding shares used to obtain the Company's estimated value per share. This valuation study considers 18,737,010,000 outstanding shares based on the Company's unaudited consolidated FS as of 31 March 2017 from PSE.

A. Asset-based approach: net asset value (NAV)

Under the NAV approach, the equity value of a company is the net realizable value of its assets less its liabilities, contingent liabilities, non-controlling interest, and preferred stockholdings, if any. In applying the NAV approach, P&A used the balances in the latest available SoFP of EDC, which is the consolidated SoFP of EDC as of the first quarter of 2017. The details of the computation are presented in the succeeding table.

Net asset value approach

In millions Philippine peso (except for per share values)

Description	Amount
Current assets	28,565.37
Non-current assets	110,061.81
Total assets	**138,627.18**
Less: Total liabilities	85,229.49
Net book value	**53,397.69**
Adjustments:	
- Unrecorded liabilities	-
+ Revaluation of assets	-
- Preferred shares	93.750
Estimated value of equity	**53,303.94**
- Non-controlling interest	1,774.39
Estimated value of equity (net of NCI)	**51,529.55**
Estimated value per share	**2.75**

Based on the foregoing table, the estimated equity value (net of non-controlling interest) of EDC using the NAV approach is Php51,529.55 million.

However, the result of this approach cannot be a reliable basis for EDC's equity value. The NAV represents well the value of an asset-intensive company like EDC if at the minimum, revaluations can be done to the tangible assets. Without representations from the Company, no reliable basis for revaluation can be made.

Valuation results

B. Earnings - based approach: dividend discount model (DDM)

To estimate the fair value of EDC under the DDM approach, P&A analyzed the available historical financial performance of the Company including its dividend payouts, the resultant payout ratios, return on equity and free cash flows to equity.

For the dividend discount model to be used, a company must be consistently declaring dividends annually and such dividends approximates the company's free cash flows to equity and has a consistent relationship with earnings.

In the case of EDC, annual dividends declarations have been made since 2007. The dividends were consistently around 50% of earnings in the more recent years and 82% of free cash flows to equity on the average. Together with the consideration of EDC as having future earnings potential, these make the DDM approach appropriate for the estimation of EDC's fair value.

As discussed in Section II, there are critical factors to be considered in computing the value under the DDM method. The said factors are discussed below.

Dividends (or dividends per share) - Dividends were projected using suitable growth rates. To account for differences in short-term and long-term growth rates, DDM with varying growth rates was adopted. Dividends were assumed to initially grow at the sustainable growth rate that considers the recent 5-year average return on equity (ROE) of 0.21 and retention rate (RR) of 54% of the Company (see Appendix G) based on the viable assumption that the recent profitability and policy on retaining earnings for reinvestment to the Company shall hold in the short-term. Using the sustainable growth rate formula (ie growth as the product of ROE and RR), the resulting initial growth rate was 11.31% (see Appendix H). After this, the growth rate was expected to gradually decrease to a long-run growth rate that is represented by the common benchmarks for long-term growth - the country's current GDP growth rate and the implied growth rate based on a single-stage dividend discount model.

The current GDP growth rate 6-yr CAGR forecast of 10.33% ending 2022 derived from IMF's forecasts may approximate EDC's long-run stable growth because the demand for power can be tied to both level of business activity and household consumption. This is further evidenced by EDC's beta of 0.99 that is very close to 1.0, which indicates its sensitivity to market-wide factors such as GDP growth. On the other hand, implied growth rate of 8.27% factors in the consensus of many market players on the long-term growth rate of the Company. This implied growth rate was derived considering the following factors: 2016 dividends per share of 0.26, market price of 6.02 per share on 31 March 2017 and base case cost of capital of 13.41%.

As the study is limited to secondary sources and because the approach is sensitive to growth rates, the lower of the two growth estimates (ie 8.27%) was adopted. The projected dividends per share are presented in Appendix H.

Discount rate - The discount rate used for the valuation is the estimated cost of equity (K_e), which is derived as follows:

$$K_e = Rf + \beta(Rm-Rf)$$

P&A used a risk-free rate of 5.09% based on the yield rate of a 20-year Republic of the Philippines domestic bond as of 31 March 2017 (source: PDS Group).

The beta (β) used is 0.99 based on the levered beta of EDC (source: Reuters).

The market risk premium ($Rm-Rf$) used was 8.40% based on estimates by Corporate Finance professor Aswath Damodaran as of 5 January 2017.

Based on the above factors, the base case discount rate obtained for EDC is 13.41%. However, to account for any possible changes in the risk variables reliable as the sources may be, P&A considered a +/- 0.5% adjustment on the computed discount rate. Sensitivity analyses using the discount rates of 13.91% (Sensitivity I) and 12.91% (Sensitivity II) were conducted to determine the appropriate range of values for EDC using the DDM approach. The results of the valuation under the DDM approach are presented in the succeeding table while the details of the computation are presented in Appendix H.

Valuation results

B. Earnings - based approach: dividend discount model (DDM) (cont'd)

Dividend discount model

In million Philippine pesos except for per share values

Description	Base Case	Sensitivity I	Sensitivity II
PV of dividends per share at initial growth phase	1.07	1.06	1.08
PV of dividends per share at stable growth phase	5.36	4.82	6.02
PV of equity value per share	6.43	5.88	7.11
Est. equity value	120,549.75	110,193.68	133,137.93

Note: Values have been rounded-off and any recalculations may result to values that do not exactly match the values presented above

Based on the above table, the estimated fair value of equity of EDC under the DDM approach is from **Php110,193.68 million** to **Php133,137.93 million** or from **Php5.88 per share** to **Php7.11 per share.**

Valuation results

C. The relative valuation method: price-earnings multiple (PEM)

To perform the relative valuation method, P&A identified listed companies in emerging markets with similar growth prospects and risk as that of the Philippines, and that are under the same industry as EDC (ie renewable power generation). (See Appendix K for a brief profile of comparable companies). The PEM of each comparable company was obtained and the average PEM was computed; possible outliers, if any, were identified and considered in the analysis.

The following table presents the PEM of the companies comparable to EDC.

PEM of comparable listed companies

Comparable companies	Country	PEM
PetroEnergy Resources Corporation	Philippines	14.15
SPCG Public Company Limited	Thailand	7.88
Southern Hydropower Joint Stock Company	Vietnam	16.72
ThacBa Hydropower Joint Stock Company	Vietnam	13.42
Song Ba Joint Stock Company	Vietnam	9.03
Average PEM		12.24

To estimate the fair value of EDC's equity under the PEM approach, the average PEM was applied to the normalized after-tax earnings of the Company for the trailing twelve months ended 31 March 2017. The normalized after-tax earnings was computed by adjusting the net income after tax for any non-recurring, unusual and/or special income and/or expenses. Based on our recalculation, EDC's normalized after-tax earnings amounted to Php9,360.08 million.

The following table shows the calculation of the equity value of EDC using the price-earnings multiple approach.

Price-earnings multiple approach

In millions Philippine peso (except for per share values)

Description	Amount
After-tax normalized earnings for the trailing twelve months, March 2017 (net of NCI)	9,360.08
Average PE multiple	12.24
Estimated value of equity	114,567.36
Estimated value per share	**6.11**

Based on the foregoing table, the estimated equity value of EDC using the PEM approach is **Php114,567.36 million** or **Php6.11 per share.**

Valuation results

D. The relative valuation method: EV/EBITDA

As discussed in the methodology section, in arriving at the enterprise value using EV/EBITDA multiple under the relative valuation approach, two factors are needed, EV/EBITDA multiple and the Company's EBITDA.

As in the PEM approach, P&A used the same set of comparable listed companies and derived the average EV/EBITDA multiple. The table below presents the EV/EBITDA multiple of the companies comparable to EDC.

EV/EBITDA of comparable listed companies

Comparable companies	Country	EV/EBITDA
PetroEnergy Resources Corporation	Philippines	12.75
SPCG Public Company Limited	Thailand	7.95
Southern Hydro-Power Joint Stock Company	Vietnam	7.18
ThacBa Hydropower Joint Stock Company	Vietnam	6.97
Song Ba Joint Stock Company	Vietnam	6.48
Average EV/EBITDA multiple		**8.27**

In estimating EDC's EBITDA, P&A used the unaudited consolidated financial statements as of 31 March 2017. Based on our recalculation, EDC's normalized EBITDA amounted to Php21,270.04 million. The breakdown of the normalized EBITDA is presented in Appendix I.

Applying the aforementioned factors, the estimated enterprise value of EDC is estimated at around Php175,818.14 million and is presented in the following table.

EV/EBITDA multiple approach

In millions Philippine peso

Description	Amount
Average EV/EBITDA multiple	8.27
Normalized EBITDA	21,270.04
Enterprise value	**175,818.14**

From the estimated enterprise value, the equity value of EDC can be derived based on its current financial position. Based on EDC's unaudited consolidated financial statements as of 31 March 2017, the net debt position of EDC is Php57,698.36 million. Net debt is calculated by deducting available cash from the Company's debt. Other factors considered in adjusting the enterprise value to arrive at the equity value include preferred shares and non-controlling interest (see Appendix J for details).

The calculation of equity value of the Company is shown as follows:

Calculation of equity value

In millions Philippine peso (except for per share values)

Description	Amount
Enterprise value	175,818.14
Less: Net debt	57,698.36
Preferred shares	93.75
Non-controlling interest	1,774.39
Equity value	116,251.64
Equity value per share	**6.20**

Based on the table above, the estimated range of fair values of EDC's equity under the EV/EBITDA approach is **Php116,251.64 million** or **Php6.20 per share.**

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Valuation results

E. Closing prices and volume-weighted average prices (VWAP)

The Company is listed in the local bourse and is an index stock with local and foreign following. Additionally, the approximate value turnover of the Company is more than benchmark value turnover of 14.49% for the Philippines in 2016 (source: WorldBank). With these considerations, the Company's stock can be deemed actively traded. Hence, the prices may already be factoring in past and forward-looking available information that market players consider. As such it may be a reliable basis of EDC's fair value per share.

P&A then checked the closing prices until 21 July 2017 . The chart below exhibits the closing prices in the last 6 months.

EDC's closing prices

6 months ending 21 July 2017



6.4
6.2
6
5.8
5.6
5.4
5.2
5
Price
23-Jan-17
23-Feb-17
23-Mar-17
23-Apr-17
23-May-17
23-Jun-17
Date

Based on the preceding chart, EDC's closing prices in the last 6-month period fluctuated within a narrow band between 5.85 and 6.15. The most recent fluctuation occurred on 10 July 2017 following the earthquake that hit Leyte on 06 July 2017. EDC's closing price went down to 5.7 from 6.04 after the Company issued a disclosure on the impact of the earthquake to its Leyte Geothermal Project power plants. The succeeding table summarizes multi-period VWAPs in the last 6 months.

VWAPs ending 21 July 2017

Period	VWAP
Closing price (21 July 2017)	5.99
1-month	5.91
2-month	5.98
3-month	5.98
6-month	5.94

It is important to adopt more than one valuation methodology to minimize the risk that an opinion is unreliable. Unfortunately, other methodologies require relevant SoFP and SoCI figures (ie figures as of 30 June 2017) that are not yet publicly available. Moreover, EDC has not fully disclosed the extent of the impact of the July Leyte earthquake on its operations and its financial situation as of report date and prospectively. Due to this, P&A considered using figures as of 31 March 2017; the chart below exhibits the closing prices in 6 months ending this date.

EDC's closing prices

6 months ending 31 March 2017



6.3
5.8
5.3
4.8
Price
29-Sep-16
29-Oct-16
29-Nov-16
29-Dec-16
29-Jan-17
28-Feb-17
31-Mar-1
Date



Valuation results

Upon the examination of closing prices within 6 months ending 31 March 2017, it was noted that prices were in the range of Php4.90 and Php6.12 per share. The low end of this range was observed in the middle of this period corresponding to November and December of 2016, from which prices recovered and exhibited an upward trend from January to February. Prices then traded at tighter range around Php6.0 per share until the end of the quarter just as it did prior to the formation of a trough.

Backtracking to the period when the trough formed, it was observed that the pattern was a market-wide occurrence in reaction to the possible ramifications to the local economy of a US Fed rate hike and then newly-elected US President's political stance. When local rates were not increased by the local central bank and when prospective changes in US foreign policies were ascertained not to have significant impact to the Philippines, the market bounced from this low.

With the foregoing analysis, it is deemed that prices closer to 31 March 2017 better represent the fair value per share of EDC. Furthermore, the aforementioned tighter ranges in more recent prices leading to the end of the quarter signify lower stock volatility which more likely implies market consensus on the price of EDC. Consequently, a short-term VWAP better represents the fair value per share of the Company. The succeeding table summarizes the relevant VWAPs in the quarter ending the valuation date of 31 March 2017.

VWAPs ending 31 March 2017

Period	VWAP
Closing price (31 March 2017)	6.02
1-month	5.97
2-month	5.91
3-month	5.72

Considering all the foregoing analysis, the 1-month VWAP of **Php5.97 per share** as of 31 March 2017 was considered as representative minimum fair value per share of EDC.

Valuation results

Summary

Based on the preceding subsections, the following table summarizes the estimated fair value of EDC's equity as of 31 March 2017.

Summary of values

In millions Philippine peso (except for per share values)

Valuation methods	FV per share	FV of equity
Asset-based approach		
Net asset value*	2.75	51,529.55
Earnings-based approach		
DDM approach		
Base case	6.43	120,549.75
Sensitivity I**	5.88	110,193.68
Sensitivity II	7.11	133,137.93
Market-based approach		
PEM	6.11	114,567.36
EV/EBITDA	6.20	116,251.64
1-month VWAP (as of 31 March 2017)	5.97	111,939.66

**excluded due to lack of basis for revaluation of assets and other considerations*
*** falls below the minimum fair value set at 1-month VWAP as of 31 March 2017*

As presented in the preceding table, the estimated range of fair values of EDC's equity is from **Php111,939.66 million** to **Php133,137.93 million** or from **Php5.97 per share** to **Php7.11 per share.**

Fairness opinion

On the basis of and subject to the foregoing, we are of the opinion that the range of values of listed EDC common shares that is fair from a financial point of view is from **Php5.97 per share to Php7.11 per share** as of 31 March 2017.

This valuation is limited by the unavailability of second quarter data for 2017. In particular, we did not have access to EDC's plans, projections and financial statements as of 30 June 2017, whether at the consolidated or at the subsidiary level. In addition, EDC has not fully disclosed the extent of the impact of the July Leyte earthquake on its operations and its financial situation as of report date and prospectively. This lack of relevant information limits the projection of dividends, the granular adjustments to normalized earnings and EBITDA, and the refinement on the choice of comparables and the adjustment of the book values of SoFP accounts to their fair values. Accordingly, our valuation has been determined as of 31 March 2017.

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Appendices

A. Glossary

B. Ownership structure

C. Corporate structure

D. Unaudited income statement

E. Unaudited statement of financial position

F. Free cash flows to equity and dividends

G. EDC's dividends and financial metrics

H. Two-stage dividend discount model: H-model

I. Calculation of normalized earnings and normalized EBITDA

J. Calculation of net debt

K. Comparable companies

L. 2017 Daily traded value based on closing prices

M. P&A Grant Thornton valuation team

A. Glossary

Abbreviation	Description
CEM	Capitalised Earnings Method
CTA	Comparable Transactions Approach
DCF	Discounted Cash Flows
DDM	Dividend Discount Model
EBITDA	Earnings before interest, taxes, depreciation and amortization
EDC	Energy Development Corporation
EV	Enterprise Value
FCFE	Free Cash Flow to Equity
FS	Financial Statements
IMF	International Monetary Fund
MIMAL	Macquarie Infrastructure Management (Asia) Pty Limited
MIRA	Macquarie Infrastructure and Real Assets

Abbreviation	Description
NAV	Net Asset Value
NCI	Non Controlling Interest
NPAT	Net Profit After Tax
PEM	Price-earnings Multiple
PREHC	Philippines Renewable Energy Holdings Corporation
PSE	Philippine Stock Exchange
P&A	Punongbayan & Araullo
ROE	Return on Equity
RR	Retention Ratio
SoCI	Statement of Comprehensive Income
SoFP	Statement of Financial Position
US	United States of America
VWAP	Volume weighted average price

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B. Ownership structure



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Red Vulcan Holdings Corporation
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PCD Nominee Corp. (Foreign)
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Others
60.03 %
3.53 %
3.51 %
20.93 %
11.90 %
0.10 %
Energy Development Corporation
The Company is engaged in the exploration of resources, production of energy and distribution of power supply to smaller electricity distributor. It is the largest producer of geothermal energy in the Philippines and the second in the world. Other than geothermal, it is also involved in hydroelectric, wind, and solar energy. On December 2016, its common shares were started to be traded and listed in the Philippine Stock Exchange (PSE). It was formerly owned by the Philippine National Oil Company, a government-owned and controlled corporation by the Republic of the Philippines until November 2007. The Company was privatized and acquired by the Lopez Group as part of its energy and power supply utility business units.

C. Corporate structure



energy
DEVELOPMENT CORPORATION
D: 100%
D: 60%
D: 100%
D: 100%
D: 100%
D: 100%
EDC Geothermal Corporation (EGC)
First Gen Hydro Power Corporation (FGHPC)
EDC Wind Energy Holdings Inc. (EWEHI)
EDC Drillco Corporation (EDC Drillco)
EDC Bright Solar Energy Holdings Inc. (EBSEHI)
EDC Holdings International Limited (EHIL)
ID: 100%
ID: 0.01%
D: 99.99%
ID 100%
ID: 100%
• Green Core Geothermal Inc. (GCGI)
• Bac-Man Geothermal Inc. (BGI)
• Unified Leyte Geothermal Energy Inc. (ULGEI)
• Southern Negros Geothermal, Inc. (SNGI)
•Bac-Man Energy Development Corporation (BEDC)
Energy Development (EDC) Corporation Chile Limitada
•EDC Pagali Burgos Wind Power Corporation (EPBWPC)
•EDC Burgos Wind Power Corporation (EBWPC)
•EDC Pagudpud Wind Power Corporation (EPWPC)
•EDC Bayog Burgos Wind Power Corporation (EBBWPC)
•Matnog 1 Renewable Energy Corporation (M1REC)
•Matnog 2 Renewable Energy Corporation (M2REC)
•Matnog 3 Renewable Energy Corporation (M3REC)
•Iloilo 1 Renewable Energy Corporation (I1REC)
•Negros 1 Renewable Energy Corporation (N1REC)
•EDC Bago Solar Power Corporation (EBSPC)
•EDC Burgos Solar Corporation (EBSC)
• Kayabon Geothermal, Inc. (KGI)
• EDC Mindanao Geothermal Inc. (EMGI)
•Mount Apo Renewable Energy Inc. (MAREI)
ID: 100%
ID: 100%
EDC Hong Kong Limited (EHKL)
EDC Hong Kong International Investments Limited (EHKIIL)
ID: 100%
ID: 100%
ID: 95%
ID: 95%
ID: 100%
ID: 99.99%
ID: 0.01%
EDC Soluciones Sostenibles Ltd
EDC Chile Holdings SPA
FT EDC Indonesia
PT EDC Panas Bumi Indonesia
EDC Desarollo Sostenible Ltd
EDC Peru Holdings S.A.C.
ID: 100%
ID: 100%
ID: 99.96%
ID: 0.01%
ID: 99.99%
ID: 0.01%
EDC Energia Verde Chile SpA
ID: 100%
EDC Energia de la Tierra SpA
EDC Geotermica Chile SPA
EDC Energia Verde Peru S.A.C.
EDC Geotermica Peru S.A.C.
ID: 30%
Energy Development Corporation Peru S.A.C.
ID: 70%
EDC Geotermica Del Sur S.A.C.
Geotermica Crucero Peru S.A.C.
ID: 70%
EDC Energia Azul S.A.C.
Geotermica Tutupaca Norte Peru S.A.C.
ID: 70%
EDC Energia Peru S.A.C.
EDC Energia Geotermica S.A.C.
ID: 0.01%
Geotermica Loriscota Peru S.A.C.
ID: 70%
EDC Progreso Geotermica Peru S.A.C.
ID: 99.99%
EDC Energia Renovable Peru S.A.C.
Legend:
D – Direct Ownership
ID – Indirect Ownership
E – Economic Interest
V – Voting Interest

Source: Energy Development Corporation

D. Unaudited income statement


energy
DEVELOPMENT CORPORATION

Unaudited Income Statement
For the period 01 April 2016 to 31 March 2017
(Amounts in millions Philippine peso)

Account	Amount
Sale of electricity	34,751.63
Less: Cost of sale of electricity	(13,973.72)
Gross Profit	20,777.92
Less: General and Administrative Expenses	(5,415.44)
Operating income	15,362.47
Add: Financial income (expenses)	(4,075.01)
Add: Other income (charges)	176.78
Income before income tax	11,464.23
Benefit from (Provision for) income tax	
Current	(1,742.78)
Deferred	(34.05)
Net Income	9,687.40
Net income attributable to non controlling interest	432.18
Net income attributable to equity holders of the Parent Company	9,255.22

E. Unaudited statement of financial position


energy
DEVELOPMENT CORPORATION

Unaudited Statement of Financial Position
As of 31 March 2017
(Amounts in millions Philippine peso)

Account	Amount
Cash and cash equivalents	13,860.43
Financial assets at fair value through profit or loss	1,024.62
Receivables	7,018.67
Advances	129.90
Inventories	3,651.59
Other current assets	2,880.16
Total current assets	**28,565.37**
Property, plant, and equipment (net)	91,474.14
Exploration and evaluation assets	3,115.19
Goodwill and intangible assets	4,100.60
Deferred tax assets - net	1,082.01
Available-for-sale investments	724.94
Other assets	9,564.92
Total non-current assets	**110,061.81**
Total assets	**138,627.18**

Account	Amount
Trade and other payables	11,520.79
Other current liabilities	17,252.87
Total current liabilities	23,350.17
Long term liabilities	61,879.32
Total liabilities	**85,229.49**
Common stock	18,750.00
Preferred stock	93.75
Treasury stock	(73.51)
Common shares in employee trust account	(350.24)
Additional paid-in capital	6,284.05
Equity reserve	(3,706.43)
Other comprehensive income	575.16
Retained earnings	30,050.52
Equity attributable to equity holders of the Parent Company:	**51,623.30**
Non-controlling interest	1,774.39
Total stockholder's equity	**53,397.69**
Total liabilities and stockholder's equity	**138,627.18**

F. Free cash flows to equity and common dividends


energy
DEVELOPMENT CORPORATION

Free Cash Flows to Equity (FCFE) and cash dividends to common equity
For the years ended 31 December 2007 to 31 December 2016
(Amounts in millions Philippine peso except for per share values)

Description	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Average
Estimated free cash flows to equity	(7,428.93)	2,053.10	10,002.65	(2,166.53)	10,873.77	4,593.67	8,348.78	3,176.64	9,567.17	(1,607.40)	3,741.29
Cash dividends to common equity											
Outstanding shares - common	15,000.00	15,000.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,737.01	
Dividend per share - special	-	0.14500	-	-	-	0.04000	0.08000	0.10000	0.11000	0.12000	
Total dividends - special	-	2,175.00	-	-	-	750.00	1,500.00	1,875.00	2,062.50	2,248.44	1,061.09
Outstanding shares- common	15,000.00	15,000.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,737.01	
Dividend per share - regular	0.09900	0.12500	0.12500	0.12000	0.16000	0.10000	0.08000	0.10000	0.10000	0.14000	
Total dividends - regular	1,485.00	1,875.00	1,863.38	2,250.00	3,000.00	1,875.00	1,500.00	1,875.00	1,875.00	2,623.18	2,022.16
Total cash dividends to common equity	1,485.00	4,050.00	1,863.38	2,250.00	3,000.00	2,625.00	3,000.00	3,750.00	3,937.50	4,871.62	3,083.25
Percentage of dividends to FCFE	(20%)	197%	19%	(104%)	28%	57%	36%	118%	41%	(303%)	82%

89 of 109

G. EDC's dividends and financial metrics


energy
DEVELOPMENT CORPORATION

EDC dividends and metrics
For the years ended 31 December 2007 to 31 December 2016
(Amounts in millions Philippine peso except for per share values)

Description	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Dividend payments to common equity										
Special dividends	-	2,175.00	-	-	-	750.00	1,500.00	1,875.00	2,062.50	2,248.44
Regular dividends	1,485.00	1,875.00	1,863.38	2,250.00	3,000.00	1,875.00	1,500.00	1,875.00	1,875.00	2,623.18
Total dividend payments to common equity	1,485.00	4,050.00	1,863.38	2,250.00	3,000.00	2,625.00	3,000.00	3,750.00	3,937.50	4,871.62
Common shares outstanding	15,000.00	15,000.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,750.00	18,737.01
Dividend per share										
Special	-	0.14500	-	-	-	0.04000	0.08000	0.10000	0.11000	0.12000
Regular	0.09900	0.12500	0.12500	0.12000	0.16000	0.10000	0.08000	0.10000	0.10000	0.14000
Total dividend per share	0.09900	0.27000	0.12500	0.12000	0.16000	0.14000	0.16000	0.20000	0.21000	0.26000
Net income attributable to common equity	8,643.04	185.84	3,577.41	2,868.29	50.45	9,119.85	5,357.05	9,072.06	7,644.57	9,342.85
Dividend pay-out ratio	17%	2179%	52%	78%	5947%	29%	56%	41%	52%	52%
Retention ratio	83%	-2079%	48%	22%	-5847%	71%	44%	59%	48%	48%
Return on equity	0.25	0.01	0.12	0.10	0.03	0.31	0.17	0.21	0.17	0.18
Capital structure (Debt-to-asset ratio)	0.46	0.53	0.61	0.56	0.64	0.59	0.62	0.61	0.61	0.57

H. Two-stage dividend discount model: H-model


energy
DEVELOPMENT CORPORATION

Two-stage dividend discount model: H-model[1]

Year	g	Dividends per share	Base Case[2]		Sensitivity I[2]		Sensitivity II[2]	
			13.41%		13.91%		12.91%	
			Factor	Value	Factor	Value	Factor	Value
2016		0.26						
2017	11.31%	0.29	0.9690	0.2805	0.9680	0.2801	0.9701	0.2808
2018	10.55%	0.32	0.8544	0.2734	0.8498	0.2719	0.8592	0.2749
2019	9.79%	0.35	0.7534	0.2647	0.7460	0.2621	0.7609	0.2673
2020	9.03%	0.38	0.6643	0.2544	0.6459	0.2508	0.6739	0.2581
PV of dividends at initial growth phase				1.0730		1.0649		1.0811

Note:

[1]*Values have been rounded-off and any recalculations may result to values that do not exactly match the values presented above*

[2]*The base case uses the base case discount rate computed on page 17. Likewise, refer to page 17 for the sensitivities.*

96 of 109

H. Two-stage dividend discount model: H-model (cont'd)

energy
DEVELOPMENT CORPORATION

Two-stage dividend discount model: H-model[1]

Year	g	Dividends per share	Base Case[2]		Sensitivity I[2]		Sensitivity II[2]	
			13.41%		13.91%		12.91%	
			Factor	Value	Factor	Value	Factor	Value
PV of dividends at initial growth phase				1.0730		1.0649		1.0811
Terminal Value	8.27%	0.41	19.4588	8.0697	17.7335	7.3542	21.5561	8.9395
PV of dividends at stable growth phase			0.6643	5.3608	0.6549	4.8161	0.6739	6.0245
PV of equity value per share				**6.43**		**5.88**		**7.11**
Equity value				**120,549,747,990**		**110,193,682,939**		**133,137,931,940**

Note:
[1]Values have been rounded-off and any recalculations may result to values that do not exactly match the values presented above
[2]The base case uses the base case discount rate computed on page 17. Likewise, refer to page 17 for the sensitivities.

92 of 109

I. Calculation of normalized earnings and normalized EBITDA


energy
DEVELOPMENT CORPORATION

Normalized earnings and normalized EBITDA
For the period 01 April 2016 to 31 March 2017
(Amounts in millions Philippine peso)

Account	Amount
Net Income TTM as of 31 March 2017 (net of NCI)	9,255.22
Add: Derivative Losses	109.54
Less: Gain on disposal and retirement of property, plant, and equipment (2016)	(2.07)
Gain on sale of property, plant, and equipment (2017)	(2.60)
Normalized earnings	**9,360.08**
Add: Interest expense	4,343.64
Taxes	1,776.84
Depreciation and amortization	5,802.71
Interest income	(268.62)
Foreign exchange losses - net	1,040.07
Proceeds from insurance claims	(1,424.67)
Miscellaneous, net	207.82
Net income attributable to non controlling interest	432.18
Normalized EBITDA	**21,270.04**

93 of 169

J. Calculation of net debt


energy
DEVELOPMENT CORPORATION

Net debt calculation
As of 31 March 2017
(Amounts in millions Philippine peso)

Account	Amount
Due to related parties	177.40
Current portion of long term debts	10,998.68
Long term debts – net of current portion	58,491.82
Less: Cash and cash equivalents (est. non-operational portion and other liquid assets)	(11,969.53)
Net debt	**57,698.36**

94 of 109

K. Comparable companies

Company	Business Overview
PetroEnergy Resources Corporation	PetroEnergy Resources Corporation (PetroEnergy) is a Philippines-based oil exploration company. The Company is engaged in oil exploration, and development and mining activities. The Company's segments include oil production, which is engaged in the oil and mineral exploration, development and production; geothermal energy, which develops and operates geothermal steam fields and power plants; solar energy, which carries out solar energy operations, and other activities, which comprises research and investment activities. The principal properties of the Company consists of various oil areas, which are located in the Philippines and in Gabon. The Company's renewable energy projects are located in approximately three provinces, which include Batangas for its geothermal energy project; Tarlac for its solar power project, and Aklan for the wind energy project. It operates a 20 megawatts (MW) geothermal power plant in and a 36 MW wind power project in Nabas, Aklan (near Boracay).
SPCG Public Company Limited	SPCG Public Company Limited is a Thailand-based holding company. The Company and its subsidiaries operate three business segments: manufacture, trading and installation services of roof sheets segment; production and distribution of electricity from solar energy segment and other segment including trading and installation service of solar roof. Other operation of the Company comprises rental services. The Company's subsidiaries include Solar Power Company Limited engaged in solar farm developer, Solar Power Engineering Company Limited engaged in engineering, procurement and construction services of solar farms, Solar Power Roof Company Limited engaged in solar roof developer, SPCG Capital Company Limited engaged in the investment in solar power projects, and Steel and Solar Roof Company Limited engaged in the manufacture, distribution and installation services for steel or mental roofing sheets.
Southern Hydro-Power Joint Stock Company	Southern Hydropower JSC engages in the production, generation, transmission, trading, and distribution of electricity. Its activities include investment in hydropower projects; operation and management of hydropower plants; installation of hydropower plant equipment; and repair of electrical, electronic, and optical products. The company was founded on May 29, 2004 and is headquartered in Ho Chi Minh City, Vietnam
ThacBa Hydropower Joint Stock Company	Thac Ba Hydropower Joint Stock Company is a Vietnam-based company engaged in electricity generation and trading through the operation and management of hydropower plants. The Company also offers repair and maintenance services, along with training services for the operation, maintenance and management of power plants' facilities and equipment. Additionally, it is engaged in the provision of engineering, consulting and supervision services for power plant construction, as well as the trading of electrical equipment and supplies. On May 27, 2014, the Company announced that Refrigeration Electrical Engineering Corporation has acquired 58.14% of its stake.
Song Ba Joint Stock Company	Song Ba Joint Stock Company is a Vietnam-based company engaged in the electricity industry. The Company operates two hydroelectricity plants in Quang Nam Province and Phu Yen Province, Vietnam. It is involved in the generation and trading of hydroelectricity, as well as the investment in other hydroelectricity projects. The Company also provides engineering, supervision and management services of construction projects of hydroelectricity plants and transmission networks. In addition, it offers vocational training on the operation and management of hydroelectricity plants. During the year ended December 31, 2012, 98.83% of the Company's net revenue came from the sale of electricity. As of December 31, 2012, the Company had two branches in Quang Nam and Phu Yen Province, Vietnam.

L. 2017 Daily traded value based on closing prices


energy
DEVELOPMENT CORPORATION

Daily traded value
03 January 2017 to 21 July 2017
(Amounts in Philippine peso, except for volume)

Date	Close	Volume	Value
Tuesday, January 03, 2017	5.08	1,727,500	8,775,700
Wednesday, January 04, 2017	5.11	9,975,100	50,972,761
Thursday, January 05, 2017	5.15	11,843,100	60,991,965
Friday, January 06, 2017	5.18	13,637,800	70,643,804
Monday, January 09, 2017	5.22	11,674,800	60,942,456
Tuesday, January 10, 2017	5.25	19,650,800	103,166,700
Wednesday, January 11, 2017	5.39	38,221,500	206,013,885
Thursday, January 12, 2017	5.27	21,618,300	113,928,441
Friday, January 13, 2017	5.3	13,738,400	72,813,520
Monday, January 16, 2017	5.25	25,392,200	133,309,050
Tuesday, January 17, 2017	5.27	22,895,300	120,658,231
Wednesday, January 18, 2017	5.3	8,938,900	47,376,170
Thursday, January 19, 2017	5.46	14,463,300	78,969,618
Friday, January 20, 2017	5.46	19,143,200	104,521,872
Monday, January 23, 2017	5.5	16,025,000	88,137,500
Tuesday, January 24, 2017	5.6	15,445,800	86,496,480
Wednesday, January 25, 2017	5.67	13,557,900	76,873,293
Thursday, January 26, 2017	5.63	12,003,200	67,578,016
Friday, January 27, 2017	5.64	14,101,000	79,529,640
Monday, January 30, 2017	5.62	8,089,200	45,461,304
Tuesday, January 31, 2017	5.46	9,068,400	49,513,464
Wednesday, February 01, 2017	5.65	15,664,400	88,503,860
Thursday, February 02, 2017	5.68	8,946,800	50,817,824
Friday, February 03, 2017	5.8	25,221,900	146,287,020
Monday, February 06, 2017	5.82	11,985,700	69,756,774
Tuesday, February 07, 2017	5.81	10,020,500	58,219,105
Wednesday, February 08, 2017	5.79	12,103,500	70,079,265
Thursday, February 09, 2017	5.81	13,512,300	78,506,463
Friday, February 10, 2017	5.82	11,830,100	68,851,182
Monday, February 13, 2017	5.82	9,133,800	53,158,716
Tuesday, February 14, 2017	5.82	17,263,000	100,470,660
Wednesday, February 15, 2017	5.8	16,401,700	95,129,860
Thursday, February 16, 2017	5.83	15,518,600	90,473,438
Friday, February 17, 2017	5.84	17,497,900	102,187,736
Monday, February 20, 2017	5.84	893,900	5,220,376
Tuesday, February 21, 2017	5.87	13,566,400	79,634,768
Wednesday, February 22, 2017	5.88	5,987,000	35,203,560
Thursday, February 23, 2017	6.05	27,749,000	167,881,450

L. 2017 Daily traded value based on closing prices (cont'd)


energy
DEVELOPMENT CORPORATION

Daily traded value
03 January 2017 to 21 July 2017
(Amounts in Philippine peso, except for volume)

Date	Close	Volume	Value
Friday, February 24, 2017	5.98	19,293,700	115,376,326
Monday, February 27, 2017	6.01	21,340,000	128,253,400
Tuesday, February 28, 2017	5.9	15,660,400	92,396,360
Wednesday, March 01, 2017	5.75	18,308,100	105,271,575
Thursday, March 02, 2017	5.79	13,948,400	80,761,236
Friday, March 03, 2017	5.82	6,098,900	35,495,598
Monday, March 06, 2017	5.9	12,623,500	74,478,650
Tuesday, March 07, 2017	6	15,492,500	92,955,000
Wednesday, March 08, 2017	6	6,845,900	41,075,400
Thursday, March 09, 2017	6.1	13,859,900	84,545,390
Friday, March 10, 2017	5.9	1,983,000	11,699,700
Monday, March 13, 2017	6	7,724,700	46,348,200
Tuesday, March 14, 2017	5.99	6,496,300	38,912,837
Wednesday, March 15, 2017	5.9	4,684,200	27,636,780
Thursday, March 16, 2017	5.9	10,483,500	61,852,650
Friday, March 17, 2017	6.04	50,584,300	305,529,172
Monday, March 20, 2017	6	8,462,000	50,772,000
Tuesday, March 21, 2017	5.93	14,703,900	87,194,127
Wednesday, March 22, 2017	5.95	6,157,400	36,636,530
Thursday, March 23, 2017	6	9,048,700	54,292,200
Friday, March 24, 2017	6	8,056,100	48,336,600
Monday, March 27, 2017	6	9,602,200	57,613,200
Tuesday, March 28, 2017	6.05	11,291,500	68,313,575
Wednesday, March 29, 2017	6.05	10,756,300	65,075,615
Thursday, March 30, 2017	6.12	18,588,000	113,758,560
Friday, March 31, 2017	6.02	12,261,000	73,811,220
Monday, April 03, 2017	6.09	8,139,200	49,567,728
Tuesday, April 04, 2017	5.95	7,289,900	43,374,905
Wednesday, April 05, 2017	6.05	7,579,500	45,855,975
Thursday, April 06, 2017	6	10,882,700	65,296,200
Friday, April 07, 2017	6.1	15,295,800	93,304,380
Monday, April 10, 2017	6.11	6,813,000	41,627,430
Tuesday, April 11, 2017	6.06	6,158,400	37,319,904
Wednesday, April 12, 2017	6.12	31,110,400	190,395,648
Monday, April 17, 2017	6.09	4,966,700	30,247,203
Tuesday, April 18, 2017	6.11	6,008,800	36,713,768
Wednesday, April 19, 2017	6.01	12,229,600	73,499,896
Thursday, April 20, 2017	6.05	9,307,900	56,312,795

L. 2017 Daily traded value based on closing prices (cont'd)


energy
DEVELOPMENT CORPORATION

Daily traded value
03 January 2017 to 21 July 2017
(Amounts in Philippine peso, except for volume)

Date	Close	Volume	Value
Friday, April 21, 2017	6.08	10,131,200	61,597,696
Monday, April 24, 2017	6.1	2,796,100	17,056,210
Tuesday, April 25, 2017	6.11	10,032,300	61,297,353
Wednesday, April 26, 2017	6.1	7,946,900	48,476,090
Thursday, April 27, 2017	6.03	10,142,000	61,156,260
Tuesday, May 02, 2017	6.1	12,980,200	79,179,220
Wednesday, May 03, 2017	6.06	16,667,500	101,005,050
Thursday, May 04, 2017	5.9	12,154,900	71,713,910
Friday, May 05, 2017	5.86	10,707,900	62,748,294
Monday, May 08, 2017	5.9	25,313,100	149,347,290
Tuesday, May 09, 2017	5.89	12,247,100	72,135,419
Wednesday, May 10, 2017	5.85	18,863,200	110,349,720
Thursday, May 11, 2017	5.9	18,779,800	110,800,820
Friday, May 12, 2017	5.99	10,883,400	65,191,566
Monday, May 15, 2017	5.99	21,963,800	131,563,162
Tuesday, May 16, 2017	5.91	19,342,100	114,311,811
Wednesday, May 17, 2017	6.06	20,249,900	122,714,394
Thursday, May 18, 2017	5.99	7,213,400	43,208,266
Friday, May 19, 2017	5.99	10,818,700	64,804,013
Monday, May 22, 2017	5.99	7,996,400	47,898,436
Tuesday, May 23, 2017	5.99	8,689,500	52,050,105
Wednesday, May 24, 2017	6	4,194,000	25,164,000
Thursday, May 25, 2017	6.05	9,589,200	58,014,660
Friday, May 26, 2017	6.01	3,536,300	21,253,163
Monday, May 29, 2017	5.99	10,632,300	63,687,477
Tuesday, May 30, 2017	5.94	8,714,200	51,762,348
Wednesday, May 31, 2017	6.1	27,555,800	168,090,380
Thursday, June 01, 2017	6.06	17,004,900	103,049,694
Friday, June 02, 2017	6.06	23,658,500	143,370,510
Monday, June 05, 2017	5.96	5,959,100	35,516,236
Tuesday, June 06, 2017	5.99	11,533,000	69,082,670
Wednesday, June 07, 2017	6.04	2,994,000	18,083,760
Thursday, June 08, 2017	5.99	12,953,900	77,593,861
Friday, June 09, 2017	6.03	6,382,800	38,488,284
Tuesday, June 13, 2017	6.12	17,947,400	109,838,088
Wednesday, June 14, 2017	6.15	13,593,000	83,596,950
Thursday, June 15, 2017	6.1	11,591,200	70,706,320
Friday, June 16, 2017	6.1	54,310,900	331,296,490

L. 2017 Daily traded value based on closing prices (cont'd)


energy
DEVELOPMENT CORPORATION

Daily traded value
03 January 2017 to 21 July 2017
(Amounts in Philippine peso, except for volume)

Date	Close	Volume	Value
Monday, June 19, 2017	6.11	8,836,000	53,987,960
Tuesday, June 20, 2017	6.1	23,173,500	141,358,350
Wednesday, June 21, 2017	6.03	12,712,900	76,658,787
Thursday, June 22, 2017	6	17,544,800	105,268,800
Friday, June 23, 2017	6.07	6,201,400	37,642,498
Tuesday, June 27, 2017	6.1	3,627,600	22,128,360
Wednesday, June 28, 2017	6.09	7,379,200	44,939,328
Thursday, June 29, 2017	6	14,784,400	88,706,400
Friday, June 30, 2017	6.05	10,675,500	64,586,775
Monday, July 03, 2017	6.02	8,161,300	49,131,026
Tuesday, July 04, 2017	6.05	2,458,100	14,871,505
Wednesday, July 05, 2017	6.07	12,507,600	75,921,132
Thursday, July 06, 2017	6.1	21,675,400	132,219,940
Friday, July 07, 2017	6.04	18,936,700	114,377,668
Monday, July 10, 2017	5.7	30,260,600	172,485,420
Tuesday, July 11, 2017	5.77	35,319,900	203,795,823
Wednesday, July 12, 2017	5.87	20,992,400	123,225,388
Thursday, July 13, 2017	5.75	27,588,600	158,634,450
Friday, July 14, 2017	5.77	19,632,400	113,278,948
Monday, July 17, 2017	5.91	10,811,100	63,893,601
Tuesday, July 18, 2017	5.91	10,512,900	62,131,239
Wednesday, July 19, 2017	5.93	18,408,500	109,162,405
Thursday, July 20, 2017	5.89	6,705,800	39,497,162
Friday, July 21, 2017	5.99	5,027,500	30,114,725

M. P&A Grant Thornton valuation team



Emiliano "Third" Librea III
CPA, CISA, CRISC, CRMA
Chief Information Officer
Partner & Head, Advisory Services
M. +63 917 897 9713
E. third.librea@ph.gt.com

Experience

Third is a business, technology and transaction advisor with over 16 years of experience in consulting, IT, finance, risk and assurance. As a partner in the advisory services division of the Firm, he is responsible for total service delivery to clients for operational, transactional, and dispute management advisory engagements across all industries.

In addition to his governance responsibilities as head of the advisory services division, he is also the Chief Information Officer of the Firm. He received recognition from his peers in 2004, when he was awarded the Primus Award, P&A's highest form of recognition for individual excellence.

Education

- Grant Thornton Senior Leadership Programme, Saïd Business School, University of Oxford
- IT Project Management Program, Asian Institute of Management
- Bachelor's Degree in Accountancy, University of the Philippines at Diliman



Chelo Briones
MBA
Managing Consultant, Advisory Services
M. +63 917 557 6801
E. chelo.briones@ph.gt.com

Experience

Chelo has over seven years of combined experience in strategic planning, financial modelling, franchise development, international trade, valuation and consulting services. She also has extensive experience in diverse industries ranging from inspection, verification services to food and retail both local and multinational companies. Chelo has gained significant exposure in various industries during her stint in Singapore and UK including pharmaceutical, not-for-profit organizations, technology and innovation, as well as consumer products and services.

Education

- Masters in Business Administration, Cass Business School, City University London, UK
- Bachelor's degree in Industrial Pharmacy, University of the Philippines, Manila


P&A
Grant Thornton
An instinct for growth

www.grantthornton.com.ph

Punongbayan & Araullo (P&A is a leading professional services firm that helps dynamic organizations unlock their potential for growth by providing insightful, actionable advice and services through our client-caring team of outstanding audit, tax and business professionals.

P&A is a member firm within Grant Thornton International Ltd, one of the world's leading organizations of independent assurance, tax and advisory firms. These firms help dynamic organizations unlock their potential for growth by providing meaningful, forward looking advice. Proactive teams, led by approachable partners in these firms, use insights, experience and instinct to understand complex issues for privately owned, publicly listed and public sector clients and help them to find solutions. More than 42,000 Grant Thornton people, across over 130 countries, are focused on making a difference to clients, colleagues and the communities in which we live and work.

About the Advisory Services Division

Business risk and consulting | Transaction advisory | Forensic investigation | Capability enhancement

Our advisory services are designed to contribute to your long-term success and competitive strength, and we work hard to provide you with systems, processes and capabilities that you can implement in your organisation. Whether you are looking at identifying and mitigating your business risks, reviewing business processes and internal controls for operational improvement, advising you on acquisitions, valuations and/or feasibilities, or testing and improving your technology, the Advisory Services Division can work with you and move you towards thoughtful action on important business decisions and transactions.

Summary of the Key Terms of the Implementation Agreement

On 3 August 2017, Philippines Renewable Energy Holdings Corporation (**PREHC** or the **Bidder**), Red Vulcan Holdings Corporation (**Red Vulcan**), First Gen Corporation (**First Gen**) and Northern Terracotta Power Corporation (**NTPC**) entered into an Implementation Agreement (the **Agreement**) in relation to, among others, the proposed tender offer by the Bidder for up to 8,900,000,000 common shares of Energy Development Corporation (the Company) representing approximately 31.7% of the outstanding voting shares of the Company.

Under the Agreement, in consideration of certain undertakings of the parties, the Bidder agreed to acquire through one or more tender offers up to 8,900,000,000 common shares of the Company held by shareholders other than Red Vulcan at the tender offer price of ₱7.25 per common share (the **Tender Offer Price**) under such terms and conditions as may be prescribed by the Bidder, including the following:

(a) in the course of the first or any subsequent tender offer, at least a total of 6,600,000,000 common shares of the Company held by shareholders other than Red Vulcan shall have been validly tendered, accepted and purchased by the Bidder in accordance with the terms and conditions of the relevant tender offer; and

(b) subject to the scale back provisions under Rule 19.9.5 of the implementing rules and regulations of the Securities Regulation Code (**SRC**), First Gen and NTPC, which are affiliates of Red Vulcan, shall be entitled to and shall participate in the tender offers to be conducted by the Bidder and, for this purpose, First Gen and NTPC shall tender a total of 1,978,119,700 common shares held by them to the Bidder.

In implementing the tender offers, the Bidder agreed:

(a) to undertake a first tender offer which, subject to prior approval by the Securities and Exchange Commission (**SEC**), shall be open for a period of up to 65 business days;

(b) in the event that less than 8,900,000,000 common shares of the Company (held by shareholders other than Red Vulcan) shall have been tendered through the first tender offer, to undertake a second tender offer for the balance of the total number of common shares of the Company sought by the Bidder and the total number of common shares tendered, accepted and purchased through the first tender offer, at the Tender Offer Price and under the same terms and conditions as the first tender offer (except that the second tender offer period shall be for a period, subject to prior SEC approval, no greater than 60 business days);

(c) to procure the appointment of an independent financial advisor to issue a fairness opinion;

(d) in the event that the total number of common shares which are tendered and eligible for purchase during the tender offers would result in the Bidder acquiring more than 8,900,000,000 common shares of the Company, to reduce or scale back on a pro-rata basis (and rounded down to the nearest share) all such tendered shares, including, where applicable, any common shares tendered by First Gen and NTPC; and

(e) to pay for all costs and expenses arising from the tender offers, including the appointment of the independent financial advisor and the preparation of the fairness opinion.

Under the Agreement, Red Vulcan agreed not to participate in any of the tender offers.

The parties further agreed that upon the Bidder acquiring at least 6,600,000,000 common shares of the Company through the tender offers, the Bidder and Red Vulcan shall form a steering committee composed of two representatives of the Bidder and two representatives of Red Vulcan, who shall then be responsible for overseeing the implementation, where permissible under applicable law, rules and regulations or prevailing market conditions, strategies or corporate actions that may be adopted by the Company for the purpose of:

(a) converting the Company from a public company and a reporting issuer into a non-public company or a non-reporting issuer, including the pursuit of a share buy-back program, a reverse stock split (to the extent and under such terms and conditions as shall enable the Company to apply for the voluntary revocation of the registration of its common shares with the SEC), and

(b) delisting the common shares of the Company from the Philippine Stock Exchange (**PSE**) in accordance with the applicable rules and regulations of the PSE, including, where applicable, the conduct of a tender offer to any remaining common shareholders of the Company in accordance with such rules and regulations.



Energy Development Corporation
38th Floor, One Corporate Centre Building, Julia Vargas corner Meralco Avenue
Ortigas Center, Pasig 1605, Philippines
Trunklines: +63 (2) 667-7332 (PLDT) / +63 (2) 755-2332 (Globe)

Exhibit H - List of the Company's Top 100 Shareholders as of 30 June 2017

July 11, 2017

JOSE VALERIANO B. ZUÑO III
OIC-HEAD, Disclosures Department
The Philippine Stock Exchange, Inc.
Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue, Makati City

Dear Mr. Zuño:

In compliance with the disclosure requirements of the Exchange, we submit the attached List of Top 100 Stockholders of Energy Development Corporation as of June 30, 2017.

Very truly yours,

Erudito S. Recio
AVP, Head of Investor Relations &
Corporate Information Officer

cc: **VINA VANESSA S. SALONGA**
Head – Issuer Compliance and Disclosure Department (ICDD)
Philippine Dealing & Exchange Corp.

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2017

Rank	Name	No. of Shares	Percentage
1	RED VULCAN HOLDINGS CORPORATION	16,875,000,000	60.027725%
2	PCD NOMINEE CORPORATION (FOREIGN)	5,884,615,284	20.932745%
3	PCD NOMINEE CORPORATION (FILIPINO)	3,344,436,463	11.896824%
4	FIRST GEN CORPORATION	991,782,700	3.527968%
5	NORTHERN TERRACOTTA POWER CORPORATION	986,337,000	3.508597%
6	GARRUCHO JR., PETER D.	5,545,000	0.019725%
7	BENJAMIN K. LIBORO &/OR LUISA BENGZON LIBORO	2,525,500	0.008984%
8	CROSLO HOLDINGS CORPORATION	2,220,000	0.007897%
9	MANUEL MORENO LOPEZ OR MARIA TERESA LAGDAMEO LOPEZ	1,310,000	0.004660%
10	ALG HOLDINGS CORPORATION	875,000	0.003113%
11	FIRST LIFE FINANCIAL CO., INC.	800,000	0.002846%
12	MAR,PETER,&/OR ANNABELLE C. MAR	700,000	0.002490%
13	CAMARA, ROSALIND	663,750	0.002361%
14	LOPEZ, MA. CONSUELO R.	500,000	0.001779%
15	NICOLAS,VIRGINIA MARIA D.	393,000	0.001398%
16	PUNO,FRANCIS GILES B.,&/OR MA. PATRICIA PUNO	367,500	0.001307%
17	LIM,EDWIN U.	350,000	0.001245%
18	LIM,ERIC U.	350,000	0.001245%
19	SABELLA, EMELITA D.	321,000	0.001142%
20	CHING BUN TENG	312,500	0.001112%
21	GABARDA, NELIA G.	300,000	0.001067%
22	HOFILENA,LOURDES YAPTINCHAY	300,000	0.001067%
23	LEE,MARJORIE ANN LIM	300,000	0.001067%
24	CATAHAN,PERLA R.	273,750	0.000974%
25	LOPEZ, BENJAMIN ERNESTO R.	250,000	0.000889%
26	ALVIN SANCHEZ ISON &/OR MARIA LEA SERNICULA ISON	221,800	0.000789%
27	LOPEZ, OSCAR M.	200,501	0.000713%
28	MEI, TING	195,000	0.000694%
29	PAN MALAYAN MANAGEMENT AND INVESMENT CORPORATION	187,500	0.000667%
30	PAMINTUAN, MARIA ANTONIETTA T.	160,000	0.000569%
31	ALFRED L. TAN	153,750	0.000547%
32	GONZALEZ, ROMERICO C	150,000	0.000534%
33	TAN,LOZANO A.	150,000	0.000534%
34	OLIVA, DULCE MARIA S.	137,500	0.000489%
35	ENRILE, WILLIAM T.	131,250	0.000467%
36	WIENEKE,MARIANELA ALDEGUER	131,250	0.000467%
37	DE JESUS, AGNES C	125,000	0.000445%
38	DELA CRUZ, GINO P.	125,000	0.000445%
39	DAVILA, ALEX D.	116,250	0.000414%
40	MANUEL, VILLAMOR T.	116,250	0.000414%
41	OLIS, RONALD V.	116,250	0.000414%
42	ISON,CRISTINA S.	108,800	0.000387%
43	IBANEZ, ELPIDIO L.	100,001	0.000356%
44	CRISOSTOMO JR., RUFINO JAMES T.	100,000	0.000356%
45	CRISOSTOMO,EMILY AZARCON	100,000	0.000356%
46	PETER MAR OR ANNABELLE CHUA CHIACO MAR	100,000	0.000356%
47	POLLOSO,NELSON S.	100,000	0.000356%
48	POSTULKA,JASON MICHAEL	100,000	0.000356%
49	ROBERTO B. CATAHAN &/OR PERLA R. CATAHAN	100,000	0.000356%
50	SABELLA, RONALDO C.	100,000	0.000356%
51	PAGUIRIGAN,LAWRENCE BULAN	90,000	0.000320%
52	SANTOS,RAPHAEL BERNARD NEAL GUCELA	83,000	0.000295%
53	MANUEL GUERRERO BABASA OR MARIA CECILIA BEATRIZ MONSALUD BABASA	80,000	0.000285%
54	LUIS CUI TONGCO JR. OR MA. CORINA LOURDES MAGALONG TONGCO	79,500	0.000283%
55	ADRIAS, FERNANDO V.	78,750	0.000280%
56	SUMALPONG, JULIET G.	78,750	0.000280%
57	FERRER,JOSE TOMINES	75,000	0.000267%
58	ONGKING, GIOVANNA JOY T.	75,000	0.000267%
59	TEO,STEPHEN T.,&/OR TERESITA R. TEO	75,000	0.000267%
60	YAO, WILSON A.	75,000	0.000267%
61	BINALLA, NORMAN B.	70,000	0.000249%
62	GARAYBLAS,PIO MA. VICTOR HABACON	65,000	0.000231%
63	BABIA,ROSAURO PANERGO	63,200	0.000225%

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2017

64	ABAD, RICARDO M.	62,500	0.000222%
65	AMATONG, ERNESTO S.	62,500	0.000222%
66	AQUINO, VICENTE S.	62,500	0.000222%
67	BAYSA, YSMAEL V.	62,500	0.000222%
68	BERNABE,JUANITA ANTONIA DENOGA	62,500	0.000222%
69	CAILAO ANTONIO MARTIN	62,500	0.000222%
70	CASTANOS, CESAR R.	62,500	0.000222%
71	CONCEPCION, EUSEBIA D.	62,500	0.000222%
72	GAMILLA, PAMELA JHOANNA	62,500	0.000222%
73	MISO, ROBERTO A.	62,500	0.000222%
74	OCAMPO, MELINDA L.	62,500	0.000222%
75	OMANDAM JR., VICENTE D.	62,500	0.000222%
76	SANTOS, EMMANUEL S.	62,500	0.000222%
77	SUNG, EDUARDO C.	62,500	0.000222%
78	LUIS C. TONGCO JR. OR MA. CORINA LOURDES M. TONGCO	62,300	0.000222%
79	SANTOS,JONATHAN RAYMUND GUCELA	60,000	0.000213%
80	ZHANG XIAOYAN	60,000	0.000213%
81	RUFINO,JOSEFINA P.	53,000	0.000189%
82	SUZUKI, SEIJI	51,250	0.000182%
83	LIM,ROXANNE TERESA NEL G.	50,000	0.000178%
84	NUAL, ALBIN L	50,000	0.000178%
85	SANTOS, LEONORA S	50,000	0.000178%
86	CHON KAM HING	45,000	0.000160%
87	LLANTO,LIDUVINA C.	45,000	0.000160%
88	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.	42,000	0.000149%
89	CHUA CO KIONG,DANILO NG	40,000	0.000142%
90	GARCIA,RAMON C.	40,000	0.000142%
91	LOPEZ,MARIA CONSUELO N.	40,000	0.000142%
92	MENDOZA,RODOLFO GUMATAY,&/OR ALBINA MENDOZA MENDOZA	40,000	0.000142%
93	ONGGONA, RAYMUNDO A.	40,000	0.000142%
94	TIAOQUI, JR.,RAMON FRAGANTE,OR ALFONSO RAMON ESTRELLAS TIAOQUI	40,000	0.000142%
95	VERZANO, NOE M.	38,750	0.000138%
96	PANTANGCO, ERNESTO B.	37,501	0.000133%
97	ABAYON,SANDRA H.	37,500	0.000133%
98	BAANG, KRISTINE C.	37,500	0.000133%
99	DAZA, MARTIN V.	37,500	0.000133%
100	JALANDO-ON, ESTRELLA L.	37,500	0.000133%
	JALANDO-ON, FREDDIE V.	37,500	0.000133%
	LAGOC, RAMON H.	37,500	0.000133%
	MANALO, PIO DIOMEDES	37,500	0.000133%
	MARAJAS, LUCILA M	37,500	0.000133%
	MARIANO, DANILO LUIS M.	37,500	0.000133%
	MARTINEZ, GLENDA G.	37,500	0.000133%
	ZAPATA, JEREMIAS Z.	37,500	0.000133%
TOTAL SHARES (TOP 100)		**28,107,315,050**	**99.983299%**
TOTAL SHARES (REST OF STOCKHOLDERS)		4,694,950	0.016701%
TOTAL ISSUED AND OUTSTANDING SHARES		**28,112,010,000**	**100.000000%**

PCD BENEFICIAL OWNER REPORT

Participant's Name	**No. of Shares**	**Percentage**
DEUTSCHE BANK MANILA-CLIENTS A/C	2,593,733,121	9.226424%
THE HONGKONG AND SHANGHAI BANKING CORP. LTD. -CLIENTS' ACCT.	1,795,075,950	6.385441%
CITIBANK N.A.	1,195,894,308	4.254033%
SOCIAL SECURITY SYSTEM	976,268,950	3.472782%
STANDARD CHARTERED BANK	757,580,479	2.694864%
GOVERNMENT SERVICE INSURANCE SYSTEM	443,899,787	1.579040%
THE HONGKONG AND SHANGHAI BANKING CORP. LTD. -CLIENTS' ACCT.	309,842,650	1.102172%
BANCO DE ORO - TRUST BANKING GROUP	192,076,014	0.683253%
COL Financial Group, Inc.	98,300,984	0.349676%
BPI SECURITIES CORPORATION	97,513,038	0.346873%
MBTC - TRUST BANKING GROUP	83,220,889	0.296033%
BDO SECURITIES CORPORATION	62,748,420	0.223209%
VENTURE SECURITIES, INC.	52,145,300	0.185491%

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2017

WEALTH SECURITIES, INC.	45,345,005	0.161301%
MAYBANK ATR KIM ENG SECURITIES, INC.	43,985,950	0.156467%
PNB TRUST BANKING GROUP	35,055,000	0.124698%
RCBC TRUST & INVESTMENT DIVISION	23,351,500	0.083066%
FIRST METRO SECURITIES BROKERAGE CORP.	22,902,047	0.081467%
DEUTSCHE BANK MANILA-CLIENTS A/C	19,899,223	0.070785%
SB EQUITIES,INC.	19,275,730	0.068568%
ABACUS SECURITIES CORPORATION	18,563,852	0.066035%
FIRST INTEGRATED CAPITAL SECURITIES, INC.	16,944,150	0.060274%
PCCI SECURITIES BROKERS CORP.	16,140,675	0.057416%
STANDARD SECURITIES CORPORATION	14,611,850	0.051977%
QUALITY INVESTMENTS & SECURITIES CORPORATION	14,562,400	0.051801%
SSS PROVIDENT FUND	13,833,700	0.049209%
PAPA SECURITIES CORPORATION	13,605,695	0.048398%
SUMMIT SECURITIES, INC.	12,989,050	0.046205%
YAO & ZIALCITA, INC.	11,080,500	0.039416%
R. NUBLA SECURITIES, INC.	10,269,500	0.036531%
EAGLE EQUITIES, INC.	8,976,200	0.031930%
THE FIRST RESOURCES MANAGEMENT & SECURITIES CORP.	8,467,200	0.030120%
UNITED COCONUT PLANTERS BANK-TRUST BANKING	7,667,900	0.027276%
AB CAPITAL SECURITIES, INC.	7,594,850	0.027016%
E. CHUA CHIACO SECURITIES, INC.	7,316,800	0.026027%
SAN MIGUEL CORPORATION RETIREMENT PLAN-STP	6,208,500	0.022085%
STRATEGIC EQUITIES CORP.	5,986,400	0.021295%
FIRST ORIENT SECURITIES, INC.	5,495,662	0.019549%
PHILSTOCKS FINANCIAL INC	5,139,151	0.018281%
SOLAR SECURITIES, INC.	4,732,650	0.016835%
EVERGREEN STOCK BROKERAGE & SEC., INC.	4,709,100	0.016751%
UCPB SECURITIES, INC.	4,557,600	0.016212%
R. COYIUTO SECURITIES, INC.	4,047,200	0.014397%
GOLDSTAR SECURITIES, INC.	3,858,150	0.013724%
TOWER SECURITIES, INC.	3,773,550	0.013423%
PLATINUM SECURITIES, INC.	3,656,000	0.013005%
UPCC SECURITIES CORP.	3,589,450	0.012768%
RCBC SECURITIES, INC.	3,563,665	0.012677%
LUCKY SECURITIES, INC.	3,441,050	0.012240%
AP SECURITIES INCORPORATED	3,347,550	0.011908%
HDI SECURITIES, INC.	3,317,600	0.011801%
ANSALDO, GODINEZ & CO., INC.	3,012,150	0.010715%
MERCANTILE SECURITIES CORP.	2,984,100	0.010615%
UNICAPITAL SECURITIES INC.	2,922,040	0.010394%
LUYS SECURITIES COMPANY, INC.	2,872,500	0.010218%
A. T. DE CASTRO SECURITIES CORP.	2,851,750	0.010144%
R. S. LIM & CO., INC.	2,846,100	0.010124%
YU & COMPANY, INC.	2,784,450	0.009905%
MANDARIN SECURITIES CORPORATION	2,776,900	0.009878%
DAVID GO SECURITIES CORP.	2,704,350	0.009620%
REGINA CAPITAL DEVELOPMENT CORPORATION	2,599,283	0.009246%
OPTIMUM SECURITIES CORPORATION	2,552,260	0.009079%
PREMIUM SECURITIES, INC.	2,469,500	0.008785%
TANSENGCO & CO., INC.	2,443,200	0.008691%
ASIA UNITED BANK - TRUST & INVESTMENT GROUP	2,364,200	0.008410%
RTG & COMPANY, INC.	2,351,700	0.008365%
BELSON SECURITIES, INC.	2,350,550	0.008361%
GUILD SECURITIES, INC.	2,065,107	0.007346%
PNB SECURITIES, INC.	1,899,650	0.006757%
BERNAD SECURITIES, INC.	1,893,200	0.006734%
EASTERN SECURITIES DEVELOPMENT CORPORATION	1,867,650	0.006644%
RCBC TRUST & INVESTMENT DIVISION - VARIOUS TAXABLE ACCTS	1,859,700	0.006615%
MERIDIAN SECURITIES, INC.	1,841,000	0.006549%
A & A SECURITIES, INC.	1,795,700	0.006388%
F. YAP SECURITIES, INC.	1,725,400	0.006138%
CITISECURITIES, INC.	1,723,200	0.006130%
GLOBALINKS SECURITIES & STOCKS, INC.	1,705,650	0.006067%

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2017

PAN ASIA SECURITIES CORP.	1,636,700	0.005822%
CLSA PHILIPPINES, INC.	1,580,360	0.005622%
TRITON SECURITIES CORP.	1,578,000	0.005613%
ASIASEC EQUITIES, INC.	1,544,270	0.005493%
CHINA BANKING CORPORATION - TRUST GROUP	1,503,800	0.005349%
ALPHA SECURITIES CORP.	1,459,400	0.005191%
SECURITIES SPECIALISTS, INC.	1,431,200	0.005091%
AAA SOUTHEAST EQUITIES, INCORPORATED	1,427,550	0.005078%
LAND BANK OF THE PHILIPPINES-TRUST BANKING GROUP	1,415,900	0.005037%
UCPB GENERAL INSURANCE CO., INC.	1,411,800	0.005022%
KING'S POWER SECURITIES, INC.	1,335,950	0.004752%
BANK OF COMMERCE - TRUST SERVICES GROUP	1,300,000	0.004624%
SARANGANI SECURITIES, INC.	1,273,700	0.004531%
BA SECURITIES, INC.	1,249,050	0.004443%
S.J. ROXAS & CO., INC.	1,227,200	0.004365%
INTRA-INVEST SECURITIES, INC.	1,209,500	0.004302%
DIVERSIFIED SECURITIES, INC.	1,134,350	0.004035%
MDR SECURITIES, INC.	1,116,750	0.003973%
H. E. BENNETT SECURITIES, INC.	1,100,100	0.003913%
B. H. CHUA SECURITIES CORPORATION	1,098,600	0.003908%
CAMPOS, LANUZA & COMPANY, INC.	1,091,150	0.003881%
INVESTORS SECURITIES, INC,	1,071,000	0.003810%
IGC SECURITIES INC.	1,066,550	0.003794%
G.D. TAN & COMPANY, INC.	1,004,100	0.003572%
MAPFRE INSULAR INSURANCE CORPORATION-NON LIFE	1,000,000	0.003557%
UNITED FUND, INC.	1,000,000	0.003557%
IMPERIAL,DE GUZMAN,ABALOS & CO.,INC.	923,790	0.003286%
SALISBURY BKT SECURITIES CORPORATION	881,500	0.003136%
CUALOPING SECURITIES CORPORATION	847,500	0.003015%
JSG SECURITIES, INC.	764,850	0.002721%
WESTLINK GLOBAL EQUITIES, INC.	699,300	0.002488%
SINCERE SECURITIES CORPORATION	672,300	0.002392%
CENTURY SECURITIES CORPORATION	670,800	0.002386%
BDO NOMURA SECURITIES INC	603,508	0.002147%
UNITED COCONUT PLANTERS LIFE ASSURANCE CORPORATION	600,000	0.002134%
DW CAPITAL INC.	598,000	0.002127%
DA MARKET SECURITIES, INC.	554,750	0.001973%
VALUE QUEST SECURITIES CORPORATION	504,200	0.001794%
TRI-STATE SECURITIES, INC.	493,300	0.001755%
AURORA SECURITIES, INC.	490,800	0.001746%
I. B. GIMENEZ SECURITIES, INC.	490,350	0.001744%
GOLDEN TOWER SECURITIES & HOLDINGS, INC.	401,600	0.001429%
J.M. BARCELON & CO., INC.	375,850	0.001337%
JAKA SECURITIES CORP.	312,450	0.001111%
ASIA PACIFIC CAPITAL EQUITIES & SECURITIES CORP.	294,250	0.001047%
I. ACKERMAN & CO., INC.	272,050	0.000968%
VICSAL SECURITIES & STOCK BROKERAGE, INC.	270,250	0.000961%
EAST WEST CAPITAL CORPORATION	256,000	0.000911%
LOPEZ, LOCSIN, LEDESMA & CO., INC.	255,250	0.000908%
NEW WORLD SECURITIES CO., INC.	241,200	0.000858%
ALAKOR SECURITIES CORPORATION	225,750	0.000803%
EQUITIWORLD SECURITIES, INC.	186,150	0.000662%
COCOPLANS, INC.	150,000	0.000534%
R & L INVESTMENTS, INC.	148,000	0.000526%
ARMSTRONG SECURITIES, INC.	135,000	0.000480%
NIEVES SECURITIES, INC.	132,900	0.000473%
AB CAPITAL & INVESTMENT CORP. - TRUST & INVESTMENT DIV.	127,000	0.000452%
PHILIPPINE EQUITY PARTNERS, INC.	119,274	0.000424%
LARRGO SECURITIES CO., INC.	105,000	0.000374%
FIDELITY SECURITIES, INC.	94,000	0.000334%
DBP-DAIWA CAPITAL MARKETS PHILPPINES, INC.	84,013	0.000299%
LITONJUA SECURITIES, INC.	68,750	0.000245%
DEUTSCHE REGIS PARTNERS, INC.	62,924	0.000224%
BENJAMIN CO CA & CO., INC.	48,100	0.000171%

ENERGY DEVELOPMENT CORPORATION
LIST OF TOP 100 STOCKHOLDERS
AS OF JUNE 30, 2017

ASTRA SECURITIES CORPORATION	44,600	0.000159%
TIMSON SECURITIES, INC.	44,350	0.000158%
MOUNT PEAK SECURITIES, INC.	34,750	0.000124%
SunSecurities, Inc.	22,700	0.000081%
ATC SECURITIES, INC.	20,000	0.000071%
VSEC.COM, INC.	14,500	0.000052%
WONG SECURITIES CORPORATION	10,000	0.000036%
APEX PHILIPPINES EQUITIES CORPORATION	9,500	0.000034%
HK SECURITIES, INC.	307	0.000001%
MARIAN SECURITIES, INC.	100	0.000000%
THE HONGKONG & SHANGHAI BANKING CORP. LTD. -OWN ACCOUNT	8	0.000000%
PNOC ENERGY DEVELOPMENT CORPORATION	8	0.000000%
TOTAL	**9,229,051,747**	**32.829569%**